UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)

Zimmer Biomet Holdings, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

98956P102

(CUSIP Number)

David S. Thomas, Esq.

Goldman, Sachs & Co.

200 West Street

New York, NY 10282

(212) 902-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Mark H. Lucas, Esq.

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, NY 10004

(212) 859-8000

June 24, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 53 Pages)

____________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.98956P102	SCHEDULE 13D	Page 2 of 53 Pages

1	NAMES OF REPORTING PERSONS The Goldman Sachs Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 30,299,347
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 30,299,347
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,299,347
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%
14	TYPE OF REPORTING PERSON HC-CO

2

1	NAMES OF REPORTING PERSONS Goldman, Sachs & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF; WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 30,299,347
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 30,299,347
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,299,347
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%
14	TYPE OF REPORTING PERSON BD-PN-IA

3

1	NAMES OF REPORTING PERSONS GS Capital Partners VI Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 30,118,560
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 30,118,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,118,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON PN

4

1	NAMES OF REPORTING PERSONS GS Capital Partners VI GmbH & Co. KG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 30,118,560
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 30,118,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,118,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON PN

5

1	NAMES OF REPORTING PERSONS GS Capital Partners VI Offshore Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 30,118,560
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 30,118,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,118,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON PN

6

1	NAMES OF REPORTING PERSONS GS Capital Partners VI Parallel, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 30,118,560
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 30,118,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,118,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON PN

7

1	NAMES OF REPORTING PERSONS GS LVB Co-Invest, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 30,118,560
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 30,118,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,118,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON PN

8

1	NAMES OF REPORTING PERSONS Goldman Sachs BMET Investors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 30,118,560
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 30,118,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,118,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON PN

9

1	NAMES OF REPORTING PERSONS Goldman Sachs BMET Investors Offshore Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 30,118,560
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 30,118,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,118,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON PN

10

1	NAMES OF REPORTING PERSONS PEP Bass Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 30,118,560
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 30,118,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,118,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON OO

11

1	NAMES OF REPORTING PERSONS Private Equity Partners 2004 Direct Investment Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 30,118,560
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 30,118,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,118,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON PN

12

1	NAMES OF REPORTING PERSONS Private Equity Partners 2005 Direct L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 30,118,560
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 30,118,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,118,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON PN

13

1	NAMES OF REPORTING PERSONS Private Equity Partners IX Direct L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 30,118,560
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 30,118,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,118,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON PN

14

1	NAMES OF REPORTING PERSONS GSCP VI Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 30,118,560
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 30,118,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,118,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON OO

15

1	NAMES OF REPORTING PERSONS GSCP VI Offshore Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 30,118,560
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 30,118,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,118,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON OO

16

1	NAMES OF REPORTING PERSONS GS Advisors VI, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 30,118,560
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 30,118,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,118,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON OO

17

1	NAMES OF REPORTING PERSONS Goldman, Sachs Management GP GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 30,118,560
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 30,118,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,118,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON OO

18

1	NAMES OF REPORTING PERSONS Goldman Sachs PEP 2004 Direct Investment Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 30,118,560
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 30,118,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,118,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON OO

19

1	NAMES OF REPORTING PERSONS GS LVB Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 30,118,560
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 30,118,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,118,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON OO

20

1	NAMES OF REPORTING PERSONS GS BMET Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 30,118,560
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 30,118,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,118,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON OO

21

1	NAMES OF REPORTING PERSONS GS BMET Offshore Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 30,118,560
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 30,118,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,118,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON CO

22

1	NAMES OF REPORTING PERSONS Goldman Sachs PEP 2005 Direct Investment Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 30,118,560
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 30,118,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,118,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON OO

23

1	NAMES OF REPORTING PERSONS Goldman Sachs PEP IX Direct Investment Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 30,118,560
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 30,118,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,118,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON OO

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SCHEDULE 13D

Item 1. Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to shares of common stock, par value $0.01 per share (the “Common Stock”) of Zimmer Biomet Holdings, Inc. (the “Issuer”),. The principal executive offices of the Issuer are located at 345 East Main Street, Warsaw, Indiana, 46580.

Item 2. Identity and Background.

(a), (f) This Schedule 13D is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by:

  The Goldman Sachs Group, Inc., a Delaware corporation (“GS Group”);
  Goldman, Sachs & Co., a New York limited partnership (“Goldman Sachs”);
  GS Capital Partners VI Fund, L.P., a Delaware limited partnership (“GS Capital”);
  GS Capital Partners VI GmbH & Co. KG, a German limited partnership (“GS Germany”);
  GS Capital Partners VI Offshore Fund, L.P., a Cayman Islands exempted limited partnership (“GS Offshore”);
  GS Capital Partners VI Parallel, L.P., a Delaware limited partnership (“GS Parallel”);
  GS LVB Co-Invest, L.P., a Delaware limited partnership (“GS LVB”);
  Goldman Sachs BMET Investors, L.P., a Delaware limited partnership (“GS BMET”);
  Goldman Sachs BMET Investors Offshore Holdings, L.P., a Cayman Islands limited partnership (“GS BMET Offshore”);
  PEP Bass Holdings, LLC, a Delaware limited liability company (“GS PEP”);
  Private Equity Partners 2004 Direct Investment Fund, L.P., a Delaware limited partnership (“GS 2004”);
  Private Equity Partners 2005 Direct L.P., a Delaware limited partnership (“GS 2005”);
  Private Equity Partners IX Direct L.P., a Delaware limited partnership (“GS IX”);
  GSCP VI Advisors, L.L.C., a Delaware limited liability company (“GSCP Advisors”);
  GSCP VI Offshore Advisors, L.L.C., a Delaware limited liability company (“GSCP Offshore Advisors”);
  GS Advisors VI, L.L.C., a Delaware limited liability company (“GS Advisors”);
  Goldman, Sachs Management GP GmbH, a German company with limited liability (“GS GmbH”);
  Goldman Sachs PEP 2004 Direct Investment Advisors, L.L.C., a Delaware limited liability company (“PEP 2004”);
  GS LVB Advisors, L.L.C., a Delaware limited liability company (“GS LVB Advisors”);
  GS BMET Advisors, L.L.C., a Delaware limited liability company (“GS BMET Advisors”);
  GS BMET Offshore Advisors, Inc., a Cayman Islands corporation (“GS BMET Offshore Advisors”);
  Goldman Sachs PEP 2005 Direct Investment Advisors, L.L.C., a Delaware limited liability company (“PEP 2005”); and
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  Goldman Sachs PEP IX Direct Investment Advisors, L.L.C., a Delaware limited liability company (“PEP IX”), a Delaware limited partnership and together with the entities listed in (i) through (xxii), the “Reporting Persons”).

LVB Acquisition Holding, LLC (“LVB Holding”) directly owns all of the shares of Common Stock reported in this Statement. Ninety-eight percent of the membership units of LVB Holding (the “Membership Units”) are held by the Reporting Persons, certain funds affiliated with each of The Blackstone Group L.P., Kohlberg Kravis Roberts & Co. and TPG Global, LLC (collectively, the “Sponsor Funds”).

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached hereto as Exhibit 99.1.

(b) The address of the principal business office of each of the Reporting Persons is 200 West Street New York, NY 10282-2198.

(c) GS Group is a bank holding company that (directly and indirectly through subsidiaries or affiliated companies or both) is a leading global investment banking, securities and investment management firm. Goldman Sachs is an investment banking firm and a member of the New York Stock Exchange and other national exchanges. Goldman Sachs is a wholly-owned subsidiary of GS Group.

GSCP Advisors is principally engaged in the business of being the general partner of GS Capital. GSCP Offshore Advisors is principally engaged in the business of being the general partner of GS Offshore. GS Advisors is principally engaged in the business of being the general partner of GS Parallel and the managing limited partner of GS GmbH. GS GmbH is principally engaged in the business of being the general partner of GS Germany. Each of GS Capital, GS Offshore, GS Germany and GS Parallel was formed for the purpose of investing in equity, equity-related and similar securities or instruments, including debt or other securities or instruments with equity-like returns or an equity component.

PEP 2004 is principally engaged in the business of being the general partner of GS 2004. GS LVB Advisors is principally engaged in the business of being the general partner of GS LVB. GS BMET Advisors is principally engaged in the business of being the general partner of GS BMET. GS BMET Offshore Advisors is principally engaged in the business of being the general partner of GS BMET Offshore. PEP 2005 is principally engaged in the business of being the general partner of GS 2005. PEP IX is principally engaged in the business of being the general partner of GS IX. Each of GS PEP, GS 2004, GS LVB, GS BMET, GS BMET Offshore, GS 2005, and GS IX, was formed for the purpose of investing in equity, equity-related and similar securities or instruments, including debt or other securities or instruments with equity-like returns or an equity component.

The name, business address, present principal occupation or employment and citizenship of each director of GS Group are set forth in Schedule I hereto and are incorporated

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herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of GSCP Advisors, GSCP Offshore Advisors, GS Advisors, GS LVB Advisors, GS BMET Advisors, GS BMET Offshore Advisors, are set forth in Schedule II-A hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each member of the Corporate Investment Committee of the Merchant Banking Division of Goldman Sachs, which is responsible for making all investment decisions for each of GSCP Advisors, GSCP Offshore Advisors, GS Advisors, GS Capital, GS Offshore, GS Germany, GS Parallel, GS LVB, GS BMET, GS BMET Offshore on behalf of Goldman Sachs, are set forth in Schedule II-B hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of GS GmbH, the sole managing partner of GS Germany, are set forth in Schedule II-C hereto and incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive of GSAM Gen-Par, L.L.C., which acts as the manager of GS PEP, and the managing member of PEP 2004, PEP 2005,  and PEP IX are set forth in Schedule II-D hereto and are incorporated herein by reference.

(d)–(e) During the last five years, none of the Reporting Persons nor, to the knowledge of each of the Reporting Persons, without independent verification, any of the persons listed on Schedule I, II-A, II-B, II-C or II-D hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth on Schedule III hereto, has been was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference in Items 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

Pursuant to the Agreement and Plan of Merger, dated as of April 24, 2014, among the Issuer, Owl Merger Sub, Inc. (“Merger Sub”), which is an indirect wholly owned subsidiary of the Issuer, and LVB Acquisition, Inc. (“LVB”), as amended from time to time (the “Merger Agreement”), the Issuer agreed to acquire LVB for a combination of cash and Common Stock. Prior to the Merger (as defined below), LVB Holding owned approximately 97% of the issued and outstanding capital stock of LVB. Pursuant to the Merger Agreement, on June 24, 2015, Merger Sub merged with and into LVB, shares of LVB common stock were cancelled, and LVB continued as the surviving corporation and an indirect wholly owned subsidiary of the Issuer (the “Merger”).

Pursuant to the Merger Agreement, at the closing of the Merger, after repaying all of LVB’s outstanding funded debt, the Issuer paid, as merger consideration, to holders of

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outstanding shares of LVB common stock and LVB equity-based awards an aggregate amount equal to approximately $10,350,000,000 billion in cash and approximately 32.7 million shares of Common Stock. Therefore, pursuant to the Merger Agreement, LVB Holdings received as merger consideration 30,118,560 shares of Common Stock (the “Shares”) and $4,791,504,838.88 cash in exchange for the 536,034,330 shares of common stock of LVB it held prior to the Merger.

Item 4. Purpose of Transaction.

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Persons intend to dispose of the Shares over time, subject to, among other things, applicable legal requirements and market conditions.

As described in Item 6, in connection with the execution of the Merger Agreement, the Issuer entered into the Stockholders Agreement, dated as of April 24, 2014, as amended by Amendment No. 1 on March 30, 2015, by and among the Issuer, LVB Holding and the Sponsor Funds (the “Zimmer Stockholders Agreement”), which became effective at the closing of the Merger and which sets forth certain agreements, including with respect to transfer restrictions, standstill provisions, registration rights, voting arrangements and certain other matters with respect to the Shares. In addition, in connection with the closing of the Merger, the Sponsor Funds entered into a Coordination Agreement, dated as of June 24, 2015 (the “Coordination Agreement”), which memorializes agreements regarding certain matters, including the coordination of transfers of Shares received by LVB Holding pursuant to the Merger and certain other matters.

The Reporting Persons intend to review their indirect investments in the Issuer on a continuing basis. Subject to the terms of the Zimmer Stockholders Agreement and Coordination Agreement, depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, tax conditions, general economic and industry conditions and other factors deemed relevant by the Reporting Persons, the Reporting Persons and any of the persons listed in Schedule I hereto may in the future take actions with respect to the investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Statement.

Without limiting the foregoing, and subject to the terms of the Zimmer Stockholders Agreement and Coordination Agreement, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional shares of Common Stock or other securities of the Issuer, dispose, or cause affiliates to dispose, of some or all of the Common Stock or other securities of the Issuer (including in the open market, private transactions, block trades, registered sales or otherwise) or continue to hold, or cause affiliates to hold, Common Stock or other securities of the Issuer (or any combination or derivative thereof). In particular and without limiting the foregoing, and subject to the terms of the Zimmer Stockholders Agreement and the Coordination Agreement, the Reporting Persons intend, from time to time depending on the various factors described above, to dispose of shares of Common Stock, including pursuant

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to registered sales under any available shelf registration statement and to deliver to the Issuer demand requests or take-down notices in connection therewith, and may receive Shares upon a determination by LVB Holding, pursuant to the Coordination Agreement or otherwise, to distribute some or all of the Shares to its members.

In addition, without limitation, subject to the terms of the Zimmer Stockholders Agreement, the Reporting Persons may from time to time engage in discussions with management, the board of directors and/or other shareholders of the Issuer and other relevant parties or take other actions concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, articles of incorporation, regulations, corporate documents, agreements, delisting or deregistration of the Issuer.

As of the date of the closing of the Merger, Michael Michelson and Jeffrey K. Rhodes have been designated by LVB Holding pursuant to the Zimmer Stockholders Agreement to serve as directors on the Zimmer Board of Directors.

Other than as described herein and subject to the Zimmer Stockholders Agreement and Coordination Agreement, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any of the persons listed in Schedules I, II-A, II-B, II-C and II-D hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although subject to the applicable provisions of the Zimmer Stockholder Agreement and Coordination Agreement, the Reporting Persons or any of the persons listed on Schedules I, II-A, II-B, II-C and II-D hereto, may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 4 and 6 is incorporated by reference in its entirety into this Item 5.

(a)–(b) As of June 30, 2015, GS Group and Goldman Sachs may be deemed to share beneficial  ownership of an aggregate of 30,299,347 shares of Common Stock, consisting of (i) 30,118,560 shares of Common Stock directly held by LVB Holding,  and (ii) 180, 787 shares of Common Stock acquired by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities, representing in the aggregate approximately 14.9 % of the outstanding shares of Common Stock .

As of June 30, 2015, the Reporting Persons may be deemed to share beneficial ownership of an aggregate of 30,118,560 shares of Common Stock directly held by LVB Holding, representing in the aggregate approximately 14.8% of the outstanding shares of Common Stock.

The percentage of beneficial ownership in this Schedule 13D is based on an aggregate of 203,272,251 shares of Common Stock outstanding as of June 24, 2015, based on information from the Issuer. An aggregate of 30,118,560 shares of Common Stock held by LVB Holding, representing approximately 14.8% of the outstanding shares of Common Stock, is attributable to the Reporting Persons as a result of Goldman Sachs’ Membership Units in LVB Holding.

        The Reporting Persons may be deemed to share voting and dispositive power with respect to any shares of Common Stock beneficially owned by LVB Holding.

        GS Group and Goldman Sachs beneficially own 1,238,864.34215 Membership Units in LVB Holding, including (i) 433,679.15808 Membership Units held by GS Capital, (ii) 15,413.18755

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Membership Units held by GS Germany, (iii) 360,718.75833 Membership Units held by GS Offshore, (iv) 119,253.84819 Membership Units held by GS Parallel, (v) 61,875.99000 Membership Units held by GS LVB, (vi) 63,137.95000 Membership Units held by GS BMET (vii) 184,785.45000 Membership Units held by GS BMET Offshore, (viii) 44,463.81600 Membership Units held by GS PEP, (ix) 6,309.80000 Membership Units held by GS 2004, (x) 9,013.20000 Membership Units held by GS 2005, (xi) 9,768.00000 Membership Units held by GS IX.

Goldman Sachs serves as the manager for GSCP Advisors, GSCP Offshore Advisors, GS Advisors, GS LVB Advisors, GS BMET Advisors and as the investment manager for GS Capital, GS Offshore, GS Germany, GS Parallel, GS LVB, GS BMET and GS BMET Offshore. Goldman Sachs is a wholly-owned subsidiary of GS Group. GSCP Advisors is the sole general partner of GS Capital. GSCP Offshore Advisors is the sole general partner of GS Offshore. GS Advisors is the sole general partner of GS Parallel. GS Advisors is the sole managing limited partner of GS GmbH. GS GmbH is the sole general partner of GS Germany. PEP 2004 is the sole general partner of GS 2004. GS LVB Advisors is the sole general partner of GS LVB. GS BMET Advisors is the sole general partner of GS BMET. GS BMET Offshore Advisors is the sole general partner of GS BMET Offshore. PEP 2005 is the sole general partner of GS 2005. PEP IX is the sole general partner of GS IX.

To the best knowledge of the Reporting Persons, no person named in Schedules I, II-A, II-B II-C,and II-D hereto is the beneficial owner of any Shares, except for Adebayo O. Ogunlesi, who, as of June 30, 2015, beneficially owns twenty-two (22) shares of Common Stock.

In addition, by virtue of their membership interests in LVB Holding and the rights and obligations under the Zimmer Stockholders Agreement and Coordination Agreement, the Sponsor Funds, certain of their affiliates and the Reporting Persons may each be deemed to be a member of a “group” for purposes of Section 13(d) of the Exchange Act, exercising voting and investment control over the shares of Common Stock held by LVB Holding. This filing shall not be deemed an admission that the Reporting Persons and the Sponsor Funds constitute a “group” for purposes of Section 13(d) of the Exchange Act and the Reporting Persons expressly disclaim membership in any such group. LVB Holding, the other Sponsor Funds and certain of their affiliates have separately made Schedule 13D filings reporting their beneficial ownership of shares of Common Stock.

In accordance with the SEC Release No. 34-39538 (January 12, 1998) (the “Release”), this filing reflects the securities beneficially owned by certain operating units (collectively, the “Goldman Sachs Reporting Units”) of GS Group and its subsidiaries and affiliates (collectively, “GSG”). This filing does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release. The Goldman Sachs Reporting

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Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion or both, or with respect to which there are limits on their voting or investment authority or both and (ii) certain investment entities of which the Goldman Sachs Reporting Units act as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.

            (c) Except as set forth elsewhere in this Schedule 13D, none of the Reporting Persons, nor to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Common Stock during the past 60 days.

Except as set forth in Schedule IV hereto or otherwise described in this Schedule 13D, no transactions in the Common Stock were effected by the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules I, II-A, II-B, II-C, or II-D hereto, during the sixty day period from April 30, 2015 through June 29, 2015.

      (d) The Sponsor Funds may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities of the Issuer reported as beneficially owned by the Reporting Persons herein. To the best knowledge of the Reporting Persons, no other person, other than the Reporting Persons’ partners, members, affiliates or shareholders, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Zimmer Stockholders Agreement

The Zimmer Stockholders Agreement sets forth certain agreements regarding governance, representation of the Zimmer Board of Directors, transfer restrictions, standstill provisions, registration rights, voting arrangements and certain other matters.

Pursuant to the Zimmer Stockholders Agreement, (i) effective upon the closing date of the Merger, the Zimmer Board of Directors caused the number of directors on the Zimmer Board of Directors to be increased by two and appointed Michael Michelson and Jeffrey K. Rhodes, two individuals selected by LVB Holding, as directors and (ii) following the closing of the Merger, at each annual or special meeting of the Issuer’s stockholders at which directors are to be elected to the Zimmer Board of Directors, the Issuer will nominate and use its reasonable best efforts to cause the Issuer’s stockholders to elect to the Zimmer Board of Directors a slate of directors that includes up to two individuals designated by LVB Holding (or, in certain circumstances, its transferees, including the Reporting Persons), so long as the number of shares of Common Stock beneficially owned by LVB Holding and its affiliates continues to represent a certain specified percentage of the Shares acquired by LVB Holding in the Merger. Specifically, LVB Holding (or, in certain circumstances, its transferees, including the Reporting Persons) will be entitled to designate two individuals for nomination to the Zimmer Board of Directors (and replacements for such individuals in the event of resignation or removal), so long as the number of shares of Common Stock beneficially owned by LVB Holding (or, in certain

31

circumstances, its transferees, including the Reporting Persons) continues to represent 60% or more of the Shares acquired by LVB Holding at the closing of the Merger. So long as the number of Shares beneficially owned by LVB Holding (or, in certain circumstances, its transferees, including the Reporting Persons) continues to represent 30% or more but less than 60% of the Shares acquired by LVB Holding at the closing of the Merger, LVB Holding (or, in certain circumstances, its transferees, including the Reporting Persons) will be entitled to designate one individual for nomination to the Zimmer Board of Directors. In the event that the number of Shares beneficially owned by LVB Holding (or, in certain circumstances, its transferees, including the Reporting Persons) represents less than 30% of the Shares acquired by LVB Holding at the closing of the Merger, LVB Holding (or, in certain circumstances, its transferees, including the Reporting Persons) will not be entitled to designate any individuals to the Zimmer Board of Directors pursuant to the Zimmer Stockholders Agreement. The rights of LVB Holding (or, in certain circumstances, its transferees, including the Reporting Persons) to designate individual(s) for nomination to the Zimmer Board of Directors will also terminate if the Sponsor Funds, together with certain of their affiliates, cease to own a majority of the voting securities of LVB Holding, subject to certain exceptions, and at such time, the individual(s) designated by LVB Holding (or its transferees) are required to immediately resign from the Zimmer Board of Directors, unless otherwise consented to by a majority of the Zimmer Board of Directors (excluding such individuals).

The Zimmer Stockholders Agreement generally restricts any transfers of the Shares by LVB Holding or any of the Sponsor Funds, subject to certain exceptions, which include certain sales pursuant to registration statements and certain sales pursuant to Rule 144 under the Securities Act of 1933 (“Rule 144”), with limitations described therein. LVB Holding and its permitted transferees, including the Reporting Persons, will be entitled to (i) after three months following the closing of the Merger, piggyback registration rights and unlimited take-down rights to the extent there is an effective shelf registration statement and (ii) after six months following the closing of the Merger, demand registration rights up to four times per year in the event the Issuer does not have an effective shelf registration statement covering such sales, in each case, subject to certain limitations. LVB Holding (or, in certain circumstances, its transferees, including the Reporting Persons) may be required to enter into lock-up arrangements, from time to time, in connection with underwritten offerings.

The Zimmer Stockholders Agreement contains a standstill provision that is effective until the later of (i) the date on which the number of shares of Common Stock beneficially owned by LVB Holding (or, in certain circumstances, its transferees, including the Reporting Persons) represents less than 30% of the Shares acquired by LVB Holding as consideration in the Merger and (ii) one year after the date on which there are no individuals nominated by LVB Holding (or, in certain circumstances, its transferees, including the Reporting Persons) sitting on the Zimmer Board of Directors and LVB Holding (or, in certain circumstances, its transferees) no longer has any rights to designate any individuals for nomination to the Zimmer Board of Directors. The standstill provision does not survive the termination of the Zimmer Stockholders Agreement.

The Zimmer Stockholders Agreement will automatically terminate upon the earlier to occur of (i) the date that all Issuer directors nominated by LVB Holding (or, in certain circumstances, its transferees, including the Reporting Persons) have resigned from the Zimmer

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Board of Directors and LVB Holding (and, in certain circumstances, its transferees) has not designated a replacement and (ii) the date that LVB Holding and its affiliates, in the aggregate, beneficially own shares of Common Stock with voting power that is less than 3% of the total number of votes that may be cast in the election of directors of the Issuer, and all such shares may be sold in a single transaction without limitation under Rule 144.

Coordination Agreement

The Coordination Agreement memorializes agreements regarding certain matters, including the coordination of transfers of Shares received by LVB Holding pursuant to the Merger and the selection of any designees to be nominated by LVB Holding (or the Sponsor Funds, including the Reporting Persons) to the Zimmer Board of Directors.

Pursuant to the Coordination Agreement, until a distribution of the Shares by LVB Holding to the Sponsor Funds, the Sponsor Funds are required to unanimously agree to any transfer of the Shares.

The Coordination Agreement provides that the Sponsor Funds will select any designees to be nominated by LVB Holding or the Sponsor Funds to the Zimmer Board of Directors. The Sponsor Funds will make such designation by a vote of the majority of the Sponsor Funds, in the case of a designation by LVB Holding, and by a vote of the majority of the Shares, with each Sponsor Fund voting the portion of the Shares directly owned by such Sponsor Fund, in the case of a designation by the Sponsor Funds.

The Coordination Agreement will automatically terminate upon the date that the Sponsor Funds, in the aggregate, beneficially own or hold of record, directly or indirectly, less than 3% of the then outstanding shares of the Common Stock, so long as, as of such date, all of the then-remaining Shares owned by such Sponsor Funds may be sold in a single transaction without limitation under Rule 144. Any Sponsor Fund may withdraw from the Coordination Agreement when such Sponsor Fund, together with its affiliates, owns or holds of record, directly or indirectly, less than 1% of the Common Stock.

The Coordination Agreement does not relieve LVB Holding or any of the Sponsor Funds from compliance with, or modify or limit LVB Holding’s or any of the Sponsor Funds’ obligations under, the Zimmer Stockholders Agreement.

References to and descriptions of the Merger Agreement, Zimmer Stockholders Agreement and Coordination Agreement set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, Zimmer Stockholders Agreement and Coordination Agreement, which are filed as exhibits hereto and are incorporated by reference herein.

Goldman Sachs or another subsidiary of GS Group (collectively, “GS”) may, from time to time, in the ordinary course of business, including as a broker, dealer, bank or investment advisor, (i) be party to, enter into or unwind certain cash settled equity derivatives or similar contractual arrangements which provide indirect economic exposure to, but do not give GS direct or indirect voting, investment or dispositive power over, securities of the Issuer (the

33

“Contracts”), and/or (ii) buy, sell and/or hold debt securities of the Issuer, which, in each of (i) and (ii), may be significant in amount.  The profit, loss and/or return on such Contracts may be wholly or partially dependent on the market value of the securities of the Issuer, the relative value of securities of the Issuer in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which the securities of the Issuer may be included, or a combination of any of the foregoing.  Accordingly, GS disclaims any beneficial ownership in the securities that may be referenced in such Contracts.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
1.	Agreement and Plan of Merger, dated as of April 24, 2014, by and among Zimmer Holdings, Inc., Owl Merger Sub, Inc. and LVB Acquisition, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Issuer, filed on April 30, 2014).
2. 3.

Stockholders Agreement, dated as of April 24, 2014, by and among Zimmer Holdings, Inc., LVB Acquisition Holding, LLC and other signatories thereto (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K of the Issuer, filed on April 30, 2014).

Amendment No. 1, dated as of March 30, 2015, to Stockholders Agreement, dated as of April 24, 2014, by and among Zimmer Holdings, Inc., LVB Acquisition Holding, LLC and other signatories thereto (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K of the Issuer, filed on April 1, 2015).

4.	Coordination Agreement, dated as of June 24, 2015, by and among the Sponsor Funds (incorporated herein by reference to Exhibit 4 of the Schedule 13D filed by LVB Acquisition Holding, LLC on the date hereof).
99.1.	Joint Filing Agreement (filed herewith).
99.2.	Power of Attorney, relating to The Goldman Sachs Group, Inc. (filed herewith).
99.3.	Power of Attorney, relating to Goldman, Sachs & Co. (filed herewith).
99.4.	Power of Attorney, relating to GS Capital Partners VI Fund, L.P. (filed herewith).
99.5.	Power of Attorney, relating to GS Capital Partners VI GmbH & Co. KG (filed herewith).
99.6.	Power of Attorney, relating to GS Capital Partners VI Offshore Fund, L.P. (filed herewith).
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99.7.	Power of Attorney, relating to GS Capital Partners VI Parallel, L.P. (filed herewith).
99.8.	Power of Attorney, relating to GS LVB Co-Invest, L.P. (filed herewith).
99.9.	Power of Attorney, relating to Goldman Sachs BMET Investors, L.P. (filed herewith).
99.10.	Power of Attorney, relating to Goldman Sachs BMET Investors Offshore Holdings, L.P. (filed herewith).
99.11.	Power of Attorney, relating to PEP Bass Holdings, L.L.C. (filed herewith).
99.12.	Power of Attorney, relating to Private Equity Partners 2004 Direct Investment Fund L.P. (filed herewith).
99.13.	Power of Attorney, relating to Private Equity Partners 2005 Direct L.P. (filed herewith).
99.14.	Power of Attorney, relating Private Equity Partners IX Direct L.P. (filed herewith).
99.15.	Power of Attorney, relating to GSCP VI Advisors, L.L.C. (filed herewith).
99.16.	Power of Attorney, relating to GSCP VI Offshore Advisors, L.L.C. (filed herewith).
99.17.	Power of Attorney, relating to GS Advisors VI, L.L.C. (filed herewith).
99.18.	Power of Attorney, relating to Goldman, Sachs Management GP GmbH (filed herewith).
99.19.	Power of Attorney, relating to Goldman Sachs PEP 2004 Direct Investment Advisors, L.L.C. (filed herewith).
99.20.	Power of Attorney, relating to GS LVB Advisors, L.L.C. (filed herewith).
99.21.	Power of Attorney, relating to GS BMET Advisors, L.L.C. (filed herewith).
99.22.	Power of Attorney, relating to GS BMET Offshore Advisors, Inc. (filed herewith).
99.23.	Power of Attorney, relating to Goldman Sachs PEP 2005 Direct Investment Advisors, L.L.C. (filed herewith).
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99.24.	Power of Attorney, relating to Goldman Sachs PEP IX Direct Investment Advisors, L.L.C. (filed herewith).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2015

The Goldman Sachs Group, Inc.
By:	/s/ Kevin P. Treanor
Name:	Kevin P. Treanor
Title:	Attorney in Fact

Goldman, Sachs & Co.
By:	/s/ Kevin P. Treanor
Name:	Kevin P. Treanor
Title:	Attorney in Fact

GS Capital Partners VI Fund, L.P. By: GSCP VI Advisors, L.L.C., its General Partner
By:	/s/ Kevin P. Treanor
Name:	Kevin P. Treanor
Title:	Attorney in Fact

GS Capital Partners VI GmbH & Co. KG By: GS Advisors VI, L.L.C., its Managing Limited Partner
By:	/s/ Kevin P. Treanor
Name:	Kevin P. Treanor
Title:	Attorney in Fact

GS Capital Partners VI Offshore Fund, L.P. By: GSCP VI Offshore Advisors, L.L.C., its General Partner
By:	/s/ Kevin P. Treanor
Name:	Kevin P. Treanor
Title:	Attorney in Fact

37

GS Capital Partners VI Parallel, L.P. By: GS Advisors VI, L.L.C., its General Partner
By:	/s/ Kevin P. Treanor
Name:	Kevin P. Treanor
Title:	Attorney in Fact

GS LVB Co-Invest, L.P. By: GS LVB Advisors, L.L.C., its General Partner
By:	/s/ Kevin P. Treanor
Name:	Kevin P. Treanor
Title:	Attorney in Fact

Goldman Sachs BMET Investors, L.P. By: GS BMET Advisors, L.L.C., its General Partner
By:	/s/ Kevin P. Treanor
Name:	Kevin P. Treanor
Title:	Attorney in Fact

Goldman Sachs BMET Investors Offshore Holdings, L.P. By: GS BMET Offshore Advisors, Inc., its General Partner
By:	/s/ Kevin P. Treanor
Name:	Kevin P. Treanor
Title:	Attorney in Fact

PEP Bass Holdings, LLC
By:	/s/ Kevin P. Treanor
Name:	Kevin P. Treanor
Title:	Attorney in Fact

38

Private Equity Partners 2004 Direct Investment Fund L.P.
By:	/s/ Kevin P. Treanor
Name:	Kevin P. Treanor
Title:	Attorney in Fact

Private Equity Partners 2005 Direct L.P.
By:	/s/ Kevin P. Treanor
Name:	Kevin P. Treanor
Title:	Attorney in Fact

Private Equity Partners IX Direct L.P.
By:	/s/ Kevin P. Treanor
Name:	Kevin P. Treanor
Title:	Attorney in Fact

GSCP VI Advisors, L.L.C.
By:	/s/ Kevin P. Treanor
Name:	Kevin P. Treanor
Title:	Attorney in Fact

GSCP VI Offshore Advisors, L.L.C.
By:	/s/ Kevin P. Treanor
Name:	Kevin P. Treanor
Title:	Attorney in Fact

GS Advisors VI, L.L.C.
By:	/s/ Kevin P. Treanor
Name:	Kevin P. Treanor
Title:	Attorney in Fact

39

Goldman, Sachs Management GP GmbH
By:	/s/ Kevin P. Treanor
Name:	Kevin P. Treanor
Title:	Attorney in Fact

Goldman Sachs PEP 2004 Direct Investment Advisors, L.L.C.
By:	/s/ Kevin P. Treanor
Name:	Kevin P. Treanor
Title:	Attorney in Fact

GS LVB Advisors, L.L.C.
By:	/s/ Adrian Jones
Name:	Adrian Jones
Title:	Attorney in Fact

GS BMET Advisors, L.L.C.
By:	/s/ Adrian Jones
Name:	Adrian Jones
Title:	Attorney in Fact

GS BMET Offshore Advisors, Inc.
By:	/s/ Adrian Jones
Name:	Adrian Jones
Title:	Attorney in Fact

Goldman Sachs PEP 2005 Direct Investment Advisors, L.L.C.
By:	/s/ Kevin P. Treanor
Name:	Kevin P. Treanor
Title:	Attorney in Fact

40

SCHEDULE I

The name of each director of The Goldman Sachs Group, Inc. is set forth below.

The business address of each person listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282.

Each person is a citizen of the United States of America except for Lakshmi N. Mittal, who is a citizen of India, Mark E. Tucker, who is a citizen of Great Britain, Mark O. Winkelman, who is a citizen of the Netherlands, and Adebayo O. Ogunlesi is also a citizen of Nigeria. The present principal occupation or employment of each of the listed persons is set forth below.

Name	Present Principal Occupation
Lloyd C. Blankfein	Chairman of the Board and Chief Executive Officer of The Goldman Sachs Group, Inc.
M. Michele Burns	Former Chairman and CEO, Mercer LLC; Former CFO of each of: Marsh & McLennan Companies, Inc., Mirant Corp. and Delta Air Lines, Inc.
Gary D. Cohn	President and Chief Operating Officer of The Goldman Sachs Group, Inc.
Mark A. Flaherty	Former Vice Chairman, Wellington Management Company
William W. George	Senior Fellow at the Harvard Business School and Former Chairman and Chief Executive Officer of Medtronic, Inc.
James A. Johnson	Chairman of Johnson Capital Partners
Lakshmi N. Mittal	Chairman and Chief Executive Officer of ArcelorMittal S.A.
Adebayo O. Ogunlesi	Chairman and Managing Partner of Global Infrastructure Partners
Peter Oppenheimer	Former Senior Vice President and Chief Financial Officer of Apple, Inc.
Debora L. Spar	President of Barnard College
Mark E. Tucker	Executive Director, Group Chief Executive and President of AIA Group Limited
David A. Viniar	Former Chief Financial Officer of The Goldman Sachs Group, Inc.
Mark O. Winkelman	Private Investor

41

SCHEDULE II-A

The name, position and present principal occupation of each executive officer of (i) GSCP VI Advisors, L.L.C., the sole general partner of GS Capital Partners VI Fund, L.P.; (ii) GSCP VI Offshore Advisors, L.L.C., the sole general partner of GS Capital Partners VI Offshore Fund, L.P.; (iii) GS Advisors VI, L.L.C., the sole general partner of GS Capital Partners VI Parallel, L.P. and the sole managing limited partners of GSCP GmbH (iv) GS BMET Advisors, L.L.C., the sole general partner of Goldman Sachs BMET Investors, L.P.; (v) GS BMET Offshore Advisors, Inc., the sole general partner of Goldman Sachs BMET Investors Offshore, L.P. and (vi) GS LVB Advisors, L.L.C., the sole general partner of GS LVB Co-Invest, L.P. are set forth below.

The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282, except as follows: The business address of each of Philippe Camu, Martin A. Hintze, James H. Reynolds, Andrew E. Wolff, Matteo Botto Poala, Michael Bruun, Mike Ebeling, Matthias Hieber, Philippe H. Lenoble, Peter R. Lyneham, Michele Titi- Cappelli, Michael M. Furth, Maximilliano Ramirez-Espain and Penny McSpadden is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of each of Stephanie Hui, Sean Fan, Wanlin Liu and Tim Li is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Ankur Sahu is Roppongi Hills Mori Tower 47th floor, 10-1 Roppongi 6-chome, Tokyo 106-6147, Japan. The business address of each of Joseph P. DiSabato and David Campbell is 555 California Street, San Francisco, CA 94104.  The business address of Michael Watts, Julianne Ramming and Clayton Wilmer is 6011 Connection Drive, Irving, TX 75039. The business address of Vishal Bakshi is Rational House, 951-A, Appasaheb Marathe Marg, Prabhadevi, Mumbai 400 025, India. The business address of Richard Zhu is Winland International Center, 7 Finance Street, Xicheng District, Beijing 100033, People’s Republic of China. The business address of each of Mitchell S. Weiss, Jason Levesque and Mark G. Riemann is 30 Hudson Street, Jersey city, NJ 07302-4699.

All executive officers listed below are United States citizens, except as follows: James H. Reynolds is a citizen of France; Adrian M. Jones and Michael M. Furth are citizens of Ireland; Martin Hintze, Mike Ebeling, and Oliver Thym are citizens of Germany; Julian C. Allen and Stephanie Hui are citizens of the United Kingdom; Philippe Camu and Philippe H. Lenoble are citizens of Belgium; Matteo Botto Poala and Michele Titi-Cappelli are citizens of Italy; Maximilliano Ramirez-Espain is a citizen of Spain, Ankur Sahu, and Vishal Bakshi are citizens of India, David Campbell and Peter Lyneham are citizens of Australia, Nicole Agnew is a citizen of Canada, Matthias Hieber is a citizen of Austria, Sean Fan is a citizen of the People’s Republic of China and Wanlin Liu, Tianquing Li and Richard Zhu are citizens of the People’s Republic of China (Hong Kong permanent resident).

Name	Position	Present Principal Occupation
Richard A. Friedman	Director and President	Managing Director of Goldman, Sachs & Co.
Philippe Camu	Vice President	Managing Director of Goldman Sachs International
T.J. Carella	Vice President	Managing Director of Goldman, Sachs & Co.
Thomas G. Connolly	Vice President	Managing Director of Goldman, Sachs & Co.
Jack F. Daly	Vice President	Managing Director of Goldman, Sachs & Co.
Joseph P. DiSabato	Vice President	Managing Director of Goldman, Sachs & Co.
Elizabeth C. Fascitelli	Vice President and Treasurer	Managing Director of Goldman, Sachs & Co.
Bradley J. Gross	Vice President	Managing Director of Goldman, Sachs & Co.
Matthias Hieber	Vice President	Managing Director of Goldman Sachs International

42

Martin A. Hintze	Vice President	Managing Director of Goldman Sachs International
Stephanie Hui	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Adrian M. Jones	Vice President	Managing Director of Goldman, Sachs & Co.
Michael E. Koester	Vice President	Managing Director of Goldman, Sachs & Co.
Scott Lebovitz	Vice President	Managing Director of Goldman, Sachs & Co.
Sanjeev K. Mehra	Vice President	Managing Director of Goldman, Sachs & Co.
Eric Muller	Vice President	Managing Director of Goldman, Sachs & Co.
Kenneth A. Pontarelli	Vice President	Managing Director of Goldman, Sachs & Co.
Sumit Rajpal	Vice President	Managing Director of Goldman, Sachs & Co.
James H. Reynolds	Vice President	Managing Director of Goldman Sachs International
Ankur Sahu	Vice President	Managing Director of Goldman Sachs (India) Securities Private Limited
Oliver Thym	Vice President	Managing Director of Goldman, Sachs & Co.
Andrew E. Wolff	Vice President	Managing Director of Goldman Sachs International
Nicole Agnew	Vice President	Managing Director of Goldman, Sachs & Co.
Julian C. Allen	Vice President	Managing Director of Goldman, Sachs & Co.
Kirsten Anthony	Vice President	Managing Director of Goldman, Sachs & Co.
Anthony Arnold	Vice President	Managing Director of Goldman, Sachs & Co.
Vishal Bakshi	Vice President	Managing Director of Goldman Sachs (India) Securities Private Limited
Matteo Botto Poala	Vice President	Managing Director of Goldman Sachs International
Michael Bruun	Vice President	Managing Director of Goldman Sachs International
David Campbell	Vice President	Managing Director of Goldman, Sachs & Co.
David Castelblanco	Vice President	Managing Director of Goldman, Sachs & Co.
Christopher A. Crampton	Vice President	Managing Director of Goldman, Sachs & Co.
Mike Ebeling	Vice President	Managing Director of Goldman Sachs International
Sean Fan	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Charles H. Gailliot	Vice President	Managing Director of Goldman, Sachs & Co.
Jonathan Hunt	Vice President	Managing Director of Goldman, Sachs & Co.
Omer Ismail	Vice President	Managing Director of Goldman, Sachs & Co.
Walt Jackson	Vice President	Managing Director of Goldman, Sachs & Co.
Gilbert H. Klemann	Vice President	Managing Director of Goldman, Sachs & Co.
Philippe H. Lenoble	Vice President	Managing Director of Goldman Sachs International
Tianqing Li	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Wanlin Liu	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Peter R. Lyneham	Vice President	Managing Director of Goldman Sachs International
Elizabeth A. Overbay	Vice President	Managing Director of Goldman, Sachs & Co.
Edward Pallesen	Vice President	Managing Director of Goldman, Sachs & Co.
Michele Titi-Cappelli	Vice President	Managing Director of Goldman Sachs International
Peter Vermette	Vice President	Managing Director of Goldman, Sachs & Co.
Richard Zhu	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
John E. Bowman	Vice President	Managing Director of Goldman, Sachs & Co.
Michael M. Furth	Vice President	Managing Director of Goldman Sachs International
Eric Goldstein	Vice President and Secretary	Managing Director of Goldman, Sachs & Co.
Penny McSpadden	Vice President	Managing Director of Goldman Sachs International
Laurie E. Schmidt	Vice President	Managing Director of Goldman, Sachs & Co.
43

Michael Watts	Vice President	Managing Director of Goldman, Sachs & Co.
William Y Eng	Vice President	Vice President of Goldman, Sachs & Co.
Scott Kilpatrick	Vice President	Vice President of Goldman, Sachs & Co.
Julianne Ramming	Vice President	Vice President of Goldman, Sachs & Co.
Clayton Wilmer	Vice President	Vice President of Goldman, Sachs & Co.
Wei Yan	Vice President	Vice President of Goldman, Sachs & Co.
David Thomas	Vice President, Assistant Secretary & General Counsel	Managing Director of Goldman, Sachs & Co.
Mitchell S. Weiss	Vice President & Assistant Treasurer	Managing Director of Goldman, Sachs & Co.
Jason Levesque	Vice President & Assistant Treasurer	Vice President of Goldman, Sachs & Co.
Mark G. Riemann	Vice President & Assistant Treasurer	Vice President of Goldman, Sachs & Co.

44

SCHEDULE II-B

The name and principal occupation of each member of the Corporate Investment Committee of the Merchant Banking Division of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing GSCP VI Advisors, L.L.C., GS Capital Partners VI Fund, L.P., GSCP VI Offshore Advisors, L.L.C., GS Capital Partners VI Offshore Fund, L.P., GS Advisors VI, L.L.C., GS Capital Partners VI Parallel, L.P. . GS Capital Partners VI GmbH & Co. KG, GS BMET Advisors, L.L.C., GS BMET Offshore Advisors, Inc. and GS LVB Advisors, L.L.C. are set forth below.

The business address for each member listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282, except as follows: The business address of each of Martin A. Hintze, James Reynolds and Andrew E. Wolff is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of each of Stephanie Hui is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Ankur A. Sahu is Rational House, 951-A Appasaheb Marathe Marg, Prabhadevi, Mumbai 400 025, India. The business address of Mitchell S. Weiss is 30 Hudson Street, Jersey city, NJ 07302-4699.

All members listed below are United States citizens, except as follows: Alex Golten and Stephanie Hui are citizens of the United Kingdom; James Reynolds is a citizen of France; Adrian M. Jones is a citizen of Ireland; Martin A. Hintze is a citizen of Germany; and Ankur A. Sahu is a citizen of India.

Name	Present Principal Occupation
Richard A. Friedman	Managing Director of Goldman, Sachs & Co.
T.J. Carella	Managing Director of Goldman, Sachs & Co.
Thomas G. Connolly	Managing Director of Goldman, Sachs & Co.
John F. Daly	Managing Director of Goldman, Sachs & Co.
Joe DiSabato	Managing Director of Goldman, Sachs & Co.
Elizabeth C. Fascitelli	Managing Director of Goldman, Sachs & Co.
Alex Golten	Managing Director of Goldman, Sachs & Co.
Bradley J. Gross	Managing Director of Goldman, Sachs & Co.
Martin A Hintze	Managing Director of Goldman, Sachs International
Stephanie Hui	Managing Director of Goldman Sachs (Asia) L.L.C.
Adrian M. Jones	Managing Director of Goldman, Sachs & Co.
Michael E. Koester	Managing Director of Goldman, Sachs & Co.
Scott Lebovitz	Managing Director of Goldman, Sachs & Co.
Sanjeev K. Mehra	Managing Director of Goldman, Sachs & Co.
Eric Muller	Managing Director of Goldman, Sachs & Co.
Kenneth A. Pontarelli	Managing Director of Goldman, Sachs & Co.
Sumit Rajpal	Managing Director of Goldman, Sachs & Co.
James Reynolds	Managing Director of Goldman, Sachs International
Ankur A. Sahu	Managing Director of Goldman Sachs (India) Securities Private Limited
Michael Simpson	Managing Director of Goldman, Sachs & Co.
David Thomas	Managing Director of Goldman, Sachs & Co.
Oliver Thym	Managing Director of Goldman, Sachs & Co.

45

Mitchell S. Weiss	Managing Director of Goldman, Sachs & Co.
Andrew E. Wolff	Managing Director of Goldman Sachs International

46

SCHEDULE II-C

The name, position and present principal occupation of each executive officer of Goldman Sachs Management GP GmbH, the sole managing partner of GS Capital Partners VI GmbH & Co. KG, are set forth below.

The business address for Laurie E. Schmidt is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282. The business address for Michael Schramm is c/o Goldman Sachs AG, Messeturm, Friedrich-Ebert-Anlange 49, 60308 Frankfurt am Main, Germany.

Laurie E. Schmidt is a citizen of the United States and Michael Schramm is a citizen of Germany.

Name	Position	Present Principal Occupation
Laurie E. Schmidt	Managing Director	Managing Director of Goldman, Sachs & Co.

Michael Schramm	Managing Director	Managing Director of Goldman Sachs AG

47

SCHEDULE II-D

The name, position and principal occupation of each executive officer of GSAM Gen-Par, L.L.C., which acts as the manager of PEP Bass Holdings LLC, and the managing member of (i) Goldman Sachs PEP 2004 Direct Investment Advisors, L.L.C., the sole general partner of Private Equity Partners 2004 Direct Investment Fund LP; (ii) Goldman Sachs PEP 2005 Direct Investment Advisors, L.L.C., the sole general partner of Private Equity Partners 2005 Direct LP; and (iv) Goldman Sachs PEP IX Direct Investment Advisors, L.L.C., the sole general partner of Private Equity Partners IX Direct LP are set forth below.

The business address for each executive officer listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282, except as follows: the business address of each of Marc O. Boheim and Gabriel Mollerberg is River Court, 120 Fleet Street, London EC4A 2BE; the business address of Michael Schramm is MesseTurm, Friedrich-Ebert-Anlage 49, 60308 Frankfurt am Main, Germany; and the business address of Adam Van de Berghe, Karen Attar-Razark, Phillip V. Giuca, and Deanna Lamirata is 30 Hudson Street, Jersey City, NJ 07302.

All executive officers listed below are United States citizens, except as follows: Marc O. Boheim is a citizen of Austria; Karen Attar-Razark is a citizen of the United Kingdom; and Michael Schramm is a citizen of Germany.

Name	Position	Present Principal Occupation
Michael R. Miele	Director and Co-President	Managing Director of Goldman, Sachs & Co.
J. Christopher Kojima	Director and Chairman	Managing Director of Goldman, Sachs & Co.
Michael Brandmeyer	Director and Co-President	Managing Director of Goldman, Sachs & Co.
Helen A. Crowley	Vice President	Managing Director of Goldman, Sachs & Co.
Marc Boheim	Vice President	Managing Director of Goldman Sachs International
Harold Hope	Vice President	Managing Director of Goldman, Sachs & Co.
Jeanine Lee	Vice President	Vice President of Goldman, Sachs & Co.
Jonathan Snider	Vice President	Vice President of Goldman, Sachs & Co.
Adam Van de Berghe	Vice President	Vice President of Goldman Sachs & Co
Michael Schramm	Vice President	Managing Director of Goldman Sachs International
Karen Attar-Razark	Vice President	Vice President of Goldman Sachs & Co
Jack Buhain	Vice President	Vice President of Goldman, Sachs & Co.
Joseph Sumberg	Vice President	Vice President of Goldman, Sachs & Co.
Jeffrey Barclay	Vice President	Managing Director of Goldman, Sachs & Co.
Michelle Barone	Vice President	Vice President of Goldman, Sachs & Co.
Umit Alptuna	Vice President	Managing Director of Goldman, Sachs & Co.

48

Brandon T. Press	Secretary	Managing Director of Goldman, Sachs & Co.
Robert A. Phillips	Assistant Secretary	Vice President of Goldman, Sachs & Co.
Phillip V. Giuca	Co-Treasurer	Managing Director of Goldman Sachs & Co
Deanna Lamirata	Co-Treasurer	Vice President of Goldman Sachs & Co

49

SCHEDULE III

On July 15, 2010, Goldman, Sachs & Co. (“Goldman Sachs”) agreed with the Securities and Exchange Commission (the “SEC”) to settle the SEC’s pending case against Goldman Sachs relating to disclosures in the ABACUS 2007-AC1 CDO offering. Goldman Sachs consented to the entry of a final judgment by the court, which approved the settlement, providing for the payment of penalties and disgorgement totaling $550 million, Goldman Sachs’s implementation of certain remedial measures focused on offerings of mortgage-related securities and an injunction against violating Section 17(a) of the Securities Act of 1933, as amended (the “Securities Act”) in the offer or sale of any security. The conduct of Goldman Sachs alleged in the SEC’s complaint involved an offering of a synthetic collateralized debt obligation, which referenced a portfolio of synthetic residential mortgage backed securities, by Goldman Sachs or its affiliates to qualified institutional buyers in reliance on the exemption from registration under the Securities Act provided by Rule 144A and to non-U.S. persons in reliance on the safe harbor from registration provided by Regulation S. Specifically, the complaint alleged that the offering materials, in describing the Portfolio Selection Agent for the portfolio of synthetic residential mortgage-backed securities, should have disclosed that the hedge fund assuming the short side of the transaction had played a role in the selection process. In its consent to the judgment, Goldman Sachs acknowledged that it was a mistake not to disclose the role of the hedge fund.

The SEC has alleged that the huddles program of Goldman Sachs - a practice where Goldman Sachs equity research analysts allegedly provided their best trading ideas to Goldman Sachs traders and a select group of Goldman Sachs top clients - created a serious and substantial risk that analysts would share material nonpublic information concerning their published research with Asymmetric Service Initiative (“ASI”) clients and firm traders. The SEC alleged that Goldman Sachs willfully violated Section 15(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by failing to establish, maintain, and enforce adequate policies and procedures to prevent such misuse in light of the risks arising from the huddles and ASI. Without admitting or denying such violations, Goldman Sachs consented to the entry of an Order Instituting Administrative and Cease-and-Desist Proceedings Pursuant to Sections 15(b) and 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order on April 12, 2012 (the “ASI Order”) by the SEC pursuant to which Goldman Sachs (i) shall cease and desist from committing or causing any violations and any future violations of Section 15(g) of the Exchange Act; (ii) is censured; (iii) paid a total civil money penalty of $22 million on April 19, 2012, $11 million of which was paid to the Financial Industry Regulatory Authority in a related proceeding, and $11 million of which was paid to the SEC, and (iv) shall comply with certain other undertakings, including a comprehensive review, including recommendations, of the policies, procedures and practices maintained and implemented by Goldman Sachs pursuant to Section 15(g) of the Exchange Act that relate to the findings of the ASI Order.

Starting in July 2008, Neil M.M. Morrison (“Morrison”) was employed by Goldman Sachs to solicit municipal underwriting business from, among others, the Commonwealth of Massachusetts Treasurer’s Office. From November 2008 to October 2010, Morrison was also substantially engaged in the political campaigns, including the November 2010 Massachusetts gubernatorial campaign, for Timothy P. Cahill (“Cahill”), the then-Treasurer of Massachusetts. Morrison worked on Cahill’s campaign during work hours using firm resources. Morrison also

50

made a secret, undisclosed cash campaign contribution to Cahill. Within two years of Morrison’s contribution, Goldman Sachs engaged in municipal securities business with issuers associated with Cahill as Treasurer and as a candidate for Governor. The SEC alleged that Goldman Sachs’s engagement in municipal securities business with these issuers violated Section 15B(c)(1) of the Exchange Act and MSRB Rule G-37(b), and that Goldman Sachs’s failure to maintain records of and to report in regulatory filings the contributions and campaign work, and to take steps to ensure that the attributed contributions, or campaign work or the conflicts of interest raised by them were disclosed in bond offering documents, violated MSRB Rules G-8, G-9, G-17, G-27 and G-37. Without admitting or denying such violations (except as to the SEC’s jurisdiction over it and the subject matter of the proceedings), Goldman Sachs consented to the entry of an Order Instituting Administrative and Cease-and-Desist Proceedings, Pursuant to Sections 15(b), 15B(c)(2) and 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order on September 27, 2012 (the “Morrison Order”). Goldman Sachs agreed to cease and desist from committing or causing any violations and any future violations of Section 15B(c)(1) of the Exchange Act, MSRB Rule G-37(b), MSRB Rule G-17, MSRB Rule G-27, MSRB Rule G-37(e), MSRB Rule G-8 and MSRB Rule G-9. Goldman Sachs is censured and was required to pay disgorgement of $7,558,942 and prejudgment interest of $670,033. Of the $7,558,942 in disgorgement, $2,120,547 will be deemed satisfied by Goldman Sachs’s payment of $1,512,902 to the Commonwealth of Massachusetts and $607,645 to the Massachusetts Water Pollution Abatement Trust in a related action by the Commonwealth of Massachusetts. The remaining $5,438,395 and prejudgment interest of $670,033 was required to be paid to the SEC for remittance to the United States Treasury. Finally, the Morrison Order required Goldman Sachs to pay a civil money penalty in the amount of $3,750,000 to the SEC, of which $1,875,000 will be transferred to the MSRB in accordance with Section 15B(c)(9)(A) of the Exchange Act, and of which the remaining $1,875,000 will be transferred to the United States Treasury. The disgorgement, prejudgment interest and civil money penalty were all paid in full by submission of a wire to the SEC on October 3, 2012, and by submission of checks to the Commonwealth of Massachusetts and the Massachusetts Water Pollution Abatement Trust on October 4, 2012.

The SEC has alleged that Goldman Sachs conducted inadequate due diligence in certain offerings and, as a result, failed to form a reasonable basis for believing the truthfulness of certain material representations in official statements issued in connection with those offerings. This resulted in Goldman Sachs offering and selling municipal securities on the basis of materially misleading disclosure documents. The SEC alleged that Goldman Sachs willfully violated Section 17(a)(2) of the Securities Act. The violations discussed in the Order were self-reported by Goldman Sachs to the SEC pursuant to the Division of Enforcement’s Municipalities Continuing Disclosure Cooperation Initiative. Without admitting or denying the violations, Goldman Sachs consented to the entry of an Order Instituting Administrative and Cease-and-Desist Proceedings, Pursuant to Section 8A of the Securities Act and Section 15(b) of the Exchange Act, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order on June 18, 2015 by the SEC pursuant to which Goldman Sachs: (I) shall cease and desist from committing or causing any violations and any future violations of Section 17(a)(2) of the Securities Act; (II) paid a civil money penalty in the amount of $500,000 on June 25, 2015; and (III) shall comply with the undertakings enumerated in the Order, including retaining an independent consultant to conduct a review of Goldman Sachs’s policies and procedures as they

51

relate to municipal securities underwriting due diligence and requires Goldman Sachs to adopt the independent consultant’s recommendations (unless the SEC finds a recommendation unduly burdensome, impractical, or inappropriate, in which case Goldman Sachs shall not be required to abide by, adopt, or implement that recommendation).

The SEC has found that Goldman Sachs did not have a system of risk management controls and supervisory procedures reasonably designed to manage the financial, regulatory, and other risks of market access in relation to its listed equity options business, which contributed to the entry of erroneous electronic options orders on multiple options exchanges on August 20, 2013. The SEC found that Goldman Sachs willfully violated Section 15(c)(3) of the Exchange Act and Rule 15c3-5 thereunder in relation to its controls and supervisory procedures addressing (I) the entry of orders that exceed appropriate pre-set credit or capital thresholds; (II) the entry of erroneous orders that exceed appropriate price or size parameters or that indicate duplicative orders; and (III) the management of software changes that impact order flow. Without admitting or denying the violations, Goldman Sachs consented to the entry of an Order Instituting Administrative and Cease-and-Desist Proceedings, Pursuant to Sections 15(b) and 21C of the Exchange Act, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order on June 30, 2015 by the SEC pursuant to which Goldman Sachs: (I) shall cease and desist from committing or causing any violations and any future violations of Section 15(c)(3) of the Exchange Act and Rule 15c3-5 thereunder; (II) is censured; and (III) paid a total civil money penalty of $7 million on June 30, 2015.

52

SCHEDULE IV

Buy (B) / Sell (S)	Trade Date	Quantity	Price
B	4/30/2015	4	109.84
B	4/30/2015	470	109.84
B	4/30/2015	100	109.84
B	4/30/2015	134	109.84
B	4/30/2015	271	109.84
B	4/30/2015	326	109.84
B	4/30/2015	400	109.84
B	4/30/2015	820	109.84
B	4/30/2015	881	109.84
B	4/30/2015	1477	109.84
B	4/30/2015	1920	109.84
B	4/30/2015	100	110.49
B	4/30/2015	38	109.53
B	4/30/2015	100	109.87
B	4/30/2015	100	110.39
B	4/30/2015	100	110.88
B	4/30/2015	100	109.6
B	4/30/2015	100	109.73
B	4/30/2015	100	110.34
B	4/30/2015	100	110.48
B	4/30/2015	100	108.79
B	4/30/2015	100	109.26
B	4/30/2015	100	109.42
B	4/30/2015	100	109.76
B	4/30/2015	100	110.18
B	4/30/2015	100	111.63
B	4/30/2015	100	109.54
B	4/30/2015	100	109.08
B	4/30/2015	100	110.39
B	4/30/2015	100	110.09
B	4/30/2015	360	109.84
B	5/1/2015	100	110.43
B	5/1/2015	100	110.43
B	5/1/2015	133	110.43
B	5/1/2015	152	110.43
B	5/1/2015	206	110.43
B	5/1/2015	230	110.43
B	5/1/2015	300	110.43
B	5/1/2015	300	110.43
B	5/1/2015	300	110.43
B	5/1/2015	450	110.43
B	5/1/2015	474	110.43
B	5/1/2015	535	110.43
B	5/1/2015	778	110.43
B	5/1/2015	889	110.43
B	5/1/2015	952	110.43
B	5/1/2015	959	110.43
B	5/1/2015	1614	110.43
B	5/1/2015	100	110.28
B	5/1/2015	100	110.4
B	5/1/2015	100	110.2
B	5/1/2015	85	110.4
B	5/4/2015	16	110.68
B	5/4/2015	25	110.68
B	5/4/2015	26	110.68
B	5/4/2015	29	110.68
B	5/4/2015	207	110.68
B	5/4/2015	228	110.68
B	5/4/2015	325	110.68
B	5/4/2015	374	110.68
B	5/4/2015	3360	110.68
B	5/4/2015	15	110.68
B	5/4/2015	70	110.68
B	5/4/2015	100	110.68
B	5/5/2015	200	110.51
B	5/5/2015	13	110.51
B	5/5/2015	20	110.51
B	5/5/2015	29	110.51
B	5/5/2015	61	110.51
B	5/5/2015	285	110.51
B	5/5/2015	419	110.51
B	5/6/2015	919	110.1
B	5/6/2015	100	110.29
B	5/6/2015	24	110
B	5/6/2015	76	110
B	5/6/2015	85	110.36
B	5/6/2015	100	110.33
B	5/6/2015	25	110.08
B	5/6/2015	26	110.08
B	5/6/2015	49	110.08
B	5/6/2015	100	110.12
B	5/6/2015	100	110.21
B	5/6/2015	100	110.35
B	5/6/2015	1134	110.1
B	5/7/2015	28	111.04
B	5/7/2015	30	111.04
B	5/7/2015	919	111.04
B	5/7/2015	1180	111.04
B	5/7/2015	222	111.04
B	5/7/2015	264	111.04
B	5/8/2015	100	112.86
B	5/8/2015	25	113.01
B	5/8/2015	75	113.01
B	5/8/2015	100	112.99
B	5/8/2015	12768	112.95
B	5/8/2015	147	112.95
B	5/8/2015	200	112.95
B	5/8/2015	300	112.95
B	5/8/2015	315	112.95
B	5/8/2015	374	112.95
B	5/8/2015	1240	112.95
B	5/8/2015	4800	112.95
B	5/8/2015	40	112.95
B	5/8/2015	173	112.95
B	5/8/2015	185	112.95
B	5/11/2015	18830	113.311
B	5/11/2015	14	113.18
B	5/11/2015	21	113.18
B	5/11/2015	56	113.18
B	5/11/2015	198	113.18
B	5/11/2015	216	113.18
B	5/11/2015	650	113.18
B	5/11/2015	674	113.18
B	5/11/2015	682	113.18
B	5/11/2015	37	113.18
B	5/11/2015	65	113.18
B	5/11/2015	494	113.18
B	5/11/2015	65	113.18
B	5/12/2015	1394	112.24
B	5/12/2015	129	112.24
B	5/13/2015	67	111.84
B	5/13/2015	800	111.84
B	5/13/2015	884	111.84
B	5/13/2015	1415	111.84
B	5/13/2015	1432	111.84
B	5/13/2015	12	112.18
B	5/13/2015	100	112.18
B	5/13/2015	100	112.18
B	5/13/2015	100	112.2
B	5/13/2015	100	112.17
B	5/13/2015	100	112.22
B	5/13/2015	100	112.22
B	5/13/2015	100	112.2
B	5/14/2015	14	112.53
B	5/14/2015	100	112.41
B	5/14/2015	100	112.84
B	5/14/2015	100	113.29
B	5/14/2015	13	113.57
B	5/14/2015	23	113.57
B	5/14/2015	82	113.57
B	5/14/2015	100	113.57
B	5/14/2015	100	113.57
B	5/14/2015	100	113.57
B	5/14/2015	164	113.57
B	5/14/2015	232	113.57
B	5/14/2015	300	113.57
B	5/14/2015	300	113.57
B	5/14/2015	314	113.57
B	5/14/2015	354	113.57
B	5/14/2015	408	113.57
B	5/14/2015	672	113.57
B	5/14/2015	772	113.57
B	5/14/2015	800	113.57
B	5/14/2015	965	113.57
B	5/14/2015	1248	113.57
B	5/14/2015	1782	113.57
B	5/14/2015	1	113.57
B	5/14/2015	38	113.57
B	5/15/2015	100	113.56
B	5/15/2015	100	113.625
B	5/15/2015	100	113.68
B	5/15/2015	100	113.72
B	5/15/2015	1	113.49
B	5/15/2015	9	113.49
B	5/15/2015	49	113.49
B	5/15/2015	9	113.56
B	5/15/2015	41	113.56
B	5/15/2015	50	113.56
B	5/15/2015	100	113.67
B	5/15/2015	7	113.63
B	5/15/2015	15	113.63
B	5/15/2015	78	113.63
B	5/15/2015	100	113.61
B	5/15/2015	40	113.5
B	5/15/2015	60	113.5
B	5/15/2015	71	113.51
B	5/15/2015	100	113.58
B	5/15/2015	190	113.18
B	5/18/2015	1596	114.28
B	5/18/2015	21	114.28
B	5/18/2015	117	114.28
B	5/18/2015	430	114.28
B	5/18/2015	100	113.39
B	5/18/2015	100	113.485
B	5/18/2015	100	113.565
B	5/18/2015	35	114.22
B	5/18/2015	100	114.25
B	5/18/2015	34	114.29
B	5/18/2015	65	114.32
B	5/18/2015	100	113.87
B	5/18/2015	100	114.31
B	5/18/2015	100	113.49
B	5/18/2015	100	113.43
B	5/18/2015	100	114.53
B	5/18/2015	48	114.28
B	5/18/2015	191	114.28
B	5/19/2015	22	114.57
B	5/19/2015	422	114.34
B	5/19/2015	65	114.34
B	5/19/2015	85	114.34
B	5/20/2015	510	114.34
B	5/20/2015	558	114.34
B	5/21/2015	88	114.46
B	5/21/2015	602	114.46
B	5/21/2015	13989	114.46
B	5/22/2015	342	113.77
B	5/22/2015	36	113.77
B	5/22/2015	960	113.77
B	5/22/2015	374	113.77
B	5/26/2015	300	113.09
B	5/26/2015	52	113.09
B	5/26/2015	88	113.09
B	5/26/2015	154	113.09
B	5/26/2015	228	113.09
B	5/26/2015	390	113.09
B	5/26/2015	74	113.09
B	5/27/2015	90	114.27
B	5/27/2015	561	114.27
B	5/27/2015	793	114.27
B	5/27/2015	81	114.27
B	5/27/2015	148	114.27
B	5/27/2015	771	114.27
B	5/27/2015	130	114.27
B	5/27/2015	301	114.27
B	5/27/2015	1429000	95.676
B	5/27/2015	1429000	95.676
B	5/28/2015	75	113.39
B	5/28/2015	44	113.39
B	5/29/2015	100	114.25
B	5/29/2015	100	114.38
B	5/29/2015	100	114.77
B	5/29/2015	100	114.19
B	5/29/2015	100	114.2
B	5/29/2015	100	114.21
B	5/29/2015	100	114.22
B	5/29/2015	100	114.27
B	5/29/2015	100	114.3
B	5/29/2015	100	114.43
B	5/29/2015	100	114.48
B	5/29/2015	100	114.54
B	5/29/2015	100	114.51
B	5/29/2015	100	114.2
B	5/29/2015	100	114.57
B	5/29/2015	200	114.205
B	5/29/2015	1	114.22
B	5/29/2015	10	114.13
B	5/29/2015	99	114.22
B	5/29/2015	100	114.11
B	5/29/2015	100	114.2
B	5/29/2015	100	114.29
B	5/29/2015	100	114.35
B	5/29/2015	100	114.37
B	5/29/2015	100	114.38
B	5/29/2015	100	114.43
B	5/29/2015	100	114.5
B	5/29/2015	100	114.51
B	5/29/2015	100	114.54
B	5/29/2015	100	114.54
B	5/29/2015	100	114.55
B	5/29/2015	100	114.6
B	5/29/2015	100	114.75
B	5/29/2015	142	114.31
B	5/29/2015	100	114.245
B	5/29/2015	100	114.39
B	5/29/2015	100	114.77
B	5/29/2015	1	114.79
B	5/29/2015	29	114.8
B	5/29/2015	50	114.23
B	5/29/2015	50	114.23
B	5/29/2015	91	114.53
B	5/29/2015	100	114.41
B	5/29/2015	100	114.41
B	5/29/2015	100	114.45
B	5/29/2015	100	114.53
B	5/29/2015	100	114.57
B	5/29/2015	100	114.57
B	5/29/2015	54	114.09
B	5/29/2015	821	114.09
B	5/29/2015	877	114.09
B	5/29/2015	600	114.1185
B	5/29/2015	8017	114.1299
B	6/1/2015	100	114.74
B	6/1/2015	100	115.03
B	6/1/2015	2	114.5
B	6/1/2015	10	114.32
B	6/1/2015	27	114.8
B	6/1/2015	40	114.98
B	6/1/2015	60	114.98
B	6/1/2015	90	114.32
B	6/1/2015	100	114.31
B	6/1/2015	100	114.52
B	6/1/2015	100	114.63
B	6/1/2015	100	114.81
B	6/1/2015	100	114.99
B	6/1/2015	100	114.5
B	6/1/2015	100	114.71
B	6/1/2015	42	114.54
B	6/1/2015	58	114.54
B	6/1/2015	100	114.72
B	6/1/2015	100	114.9
B	6/1/2015	100	114.98
B	6/1/2015	100	115
B	6/1/2015	100	115.01
B	6/1/2015	100	115.03
B	6/1/2015	100	115.03
B	6/1/2015	100	115.05
B	6/1/2015	15	114.41
B	6/1/2015	100	114.99
B	6/1/2015	4	115.08
B	6/1/2015	35	114.72
B	6/1/2015	96	115.08
B	6/1/2015	100	115.15
B	6/1/2015	28	114.68
B	6/1/2015	72	114.68
B	6/1/2015	100	114.39
B	6/1/2015	100	115
B	6/1/2015	219	114.77
B	6/1/2015	4	114.77
B	6/1/2015	960	114.77
B	6/1/2015	186	114.77
B	6/1/2015	186	114.77
B	6/1/2015	1632	114.77
B	6/1/2015	38	114.77
B	6/1/2015	94	114.77
B	6/2/2015	2	114.23
B	6/2/2015	11	114.41
B	6/2/2015	46	114.24
B	6/2/2015	89	114.41
B	6/2/2015	100	114.3
B	6/2/2015	100	114.33
B	6/2/2015	100	114.48
B	6/2/2015	3	114.43
B	6/2/2015	17	114.42
B	6/2/2015	23	114.41
B	6/2/2015	50	114.44
B	6/2/2015	50	114.44
B	6/2/2015	97	114.43
B	6/2/2015	100	114.22
B	6/2/2015	100	114.23
B	6/2/2015	100	114.5
B	6/2/2015	100	114.64
B	6/2/2015	100	114.71
B	6/2/2015	100	114.71
B	6/2/2015	50	114.49
B	6/2/2015	50	114.49
B	6/2/2015	1	114.5
B	6/2/2015	20	114.62
B	6/2/2015	80	114.62
B	6/2/2015	100	114.21
B	6/2/2015	100	114.23
B	6/2/2015	100	114.27
B	6/2/2015	100	114.47
B	6/2/2015	100	114.49
B	6/2/2015	100	114.53
B	6/2/2015	100	114.66
B	6/2/2015	100	114.28
B	6/2/2015	100	114.5
B	6/2/2015	100	114.56
B	6/2/2015	100	114.49
B	6/2/2015	2	114.2
B	6/2/2015	10	114.17
B	6/2/2015	100	114.27
B	6/2/2015	1841	114.16
B	6/2/2015	37	114.16
B	6/2/2015	50	107
B	6/3/2015	45	114.12
B	6/3/2015	167	113.9
B	6/3/2015	276	113.9
B	6/3/2015	300	113.9
B	6/3/2015	342	113.9
B	6/4/2015	36	113.07
B	6/4/2015	38	113.07
B	6/5/2015	205	113.25
B	6/5/2015	276	113.25
B	6/5/2015	4	113.25
B	6/5/2015	10	113.25
B	6/5/2015	23	113.25
B	6/5/2015	35	113.25
B	6/5/2015	48	113.25
B	6/5/2015	57	113.25
B	6/5/2015	69	113.25
B	6/5/2015	90	113.25
B	6/5/2015	100	113.25
B	6/5/2015	217	113.25
B	6/5/2015	228	113.25
B	6/5/2015	246	113.25
B	6/5/2015	265	113.25
B	6/5/2015	278	113.25
B	6/5/2015	460	113.25
B	6/5/2015	500	113.25
B	6/5/2015	577	113.25
B	6/5/2015	681	113.25
B	6/5/2015	1015	113.25
B	6/5/2015	1591	113.25
B	6/5/2015	2249	113.25
B	6/8/2015	1	113.49
B	6/8/2015	5	113.49
B	6/8/2015	37	113.49
B	6/8/2015	42	113.19
B	6/8/2015	57	113.49
B	6/8/2015	100	113.3
B	6/8/2015	100	113.46
B	6/8/2015	100	113.68
B	6/8/2015	100	113.69
B	6/8/2015	100	113.75
B	6/8/2015	100	113.7
B	6/8/2015	1	113.78
B	6/8/2015	25	113.35
B	6/8/2015	99	113.78
B	6/8/2015	100	113.23
B	6/8/2015	100	113.41
B	6/8/2015	100	113.46
B	6/8/2015	100	113.58
B	6/8/2015	100	113.7
B	6/8/2015	100	113.19
B	6/8/2015	100	113.2
B	6/8/2015	100	113.39
B	6/8/2015	100	113.75
B	6/8/2015	100	113.39
B	6/8/2015	15	113.75
B	6/8/2015	65	113.6
B	6/8/2015	26	113.14
B	6/8/2015	43	113.14
B	6/8/2015	452	113.14
B	6/9/2015	9	113.24
B	6/12/2015	19400	112.266991
B	6/12/2015	19400	112.266991
S	4/30/2015	100	109.31
S	4/30/2015	405	109.84
S	4/30/2015	93	109.84
S	4/30/2015	174	109.84
S	4/30/2015	203	109.84
S	4/30/2015	100	109.295
S	4/30/2015	100	109.425
S	4/30/2015	100	109.435
S	4/30/2015	100	109.455
S	4/30/2015	100	109.47
S	4/30/2015	100	109.5
S	4/30/2015	100	109.52
S	4/30/2015	100	109.575
S	4/30/2015	100	109.575
S	4/30/2015	100	109.6
S	4/30/2015	100	109.71
S	4/30/2015	100	109.79
S	4/30/2015	100	109.85
S	4/30/2015	10	109.5
S	4/30/2015	10	109.81
S	4/30/2015	16	109.47
S	4/30/2015	20	109.35
S	4/30/2015	20	109.35
S	4/30/2015	38	109.41
S	4/30/2015	60	109.35
S	4/30/2015	100	109.32
S	4/30/2015	100	109.33
S	4/30/2015	100	109.35
S	4/30/2015	100	109.43
S	4/30/2015	100	109.43
S	4/30/2015	100	109.44
S	4/30/2015	100	109.46
S	4/30/2015	100	109.47
S	4/30/2015	100	109.5
S	4/30/2015	100	109.51
S	4/30/2015	100	109.51
S	4/30/2015	100	109.51
S	4/30/2015	100	109.51
S	4/30/2015	100	109.53
S	4/30/2015	100	109.56
S	4/30/2015	100	109.57
S	4/30/2015	100	109.59
S	4/30/2015	100	109.62
S	4/30/2015	100	109.63
S	4/30/2015	100	109.63
S	4/30/2015	100	109.63
S	4/30/2015	100	109.68
S	4/30/2015	100	109.71
S	4/30/2015	100	109.71
S	4/30/2015	100	109.72
S	4/30/2015	100	109.77
S	4/30/2015	100	109.79
S	4/30/2015	100	109.88
S	4/30/2015	100	109.9
S	4/30/2015	100	109.94
S	4/30/2015	100	109.96
S	4/30/2015	100	110.01
S	4/30/2015	100	109.32
S	4/30/2015	100	109.43
S	4/30/2015	100	109.8
S	4/30/2015	100	109.58
S	4/30/2015	100	109.62
S	4/30/2015	46	109.62
S	4/30/2015	54	109.62
S	4/30/2015	77	109.85
S	4/30/2015	100	109.35
S	4/30/2015	100	109.44
S	4/30/2015	100	109.46
S	4/30/2015	100	109.47
S	4/30/2015	100	109.49
S	4/30/2015	100	109.52
S	4/30/2015	100	109.54
S	4/30/2015	100	109.58
S	4/30/2015	100	109.65
S	4/30/2015	100	109.69
S	4/30/2015	100	109.74
S	4/30/2015	100	109.85
S	4/30/2015	100	109.97
S	4/30/2015	100	109.315
S	4/30/2015	100	109.45
S	4/30/2015	100	109.695
S	4/30/2015	100	109.35
S	4/30/2015	100	109.41
S	4/30/2015	100	109.8
S	4/30/2015	100	109.91
S	4/30/2015	44	109.62
S	4/30/2015	100	109.38
S	4/30/2015	100	109.39
S	4/30/2015	100	109.52
S	4/30/2015	100	109.55
S	4/30/2015	100	109.77
S	4/30/2015	100	109.79
S	4/30/2015	1	109.61
S	4/30/2015	13	109.68
S	4/30/2015	50	109.66
S	4/30/2015	50	109.66
S	4/30/2015	87	109.68
S	4/30/2015	99	109.61
S	4/30/2015	100	109.32
S	4/30/2015	100	109.41
S	4/30/2015	100	109.58
S	4/30/2015	100	109.62
S	4/30/2015	100	109.78
S	4/30/2015	100	109.78
S	4/30/2015	100	109.82
S	4/30/2015	100	109.93
S	4/30/2015	9600	109.84
S	4/30/2015	8	109.84
S	4/30/2015	32	109.84
S	4/30/2015	59	109.84
S	4/30/2015	100	109.84
S	4/30/2015	185	109.84
S	4/30/2015	575	109.84
S	4/30/2015	879	109.84
S	4/30/2015	360	109.84
S	5/1/2015	32	109.67
S	5/1/2015	480	110.43
S	5/1/2015	5760	110.43
S	5/1/2015	385	110.43
S	5/4/2015	86	111.08
S	5/4/2015	5	110.68
S	5/4/2015	16	110.68
S	5/4/2015	29	110.68
S	5/4/2015	35	110.68
S	5/4/2015	87	110.68
S	5/4/2015	216	110.68
S	5/4/2015	326	110.68
S	5/4/2015	374	110.68
S	5/4/2015	600	110.68
S	5/4/2015	185	110.68
S	5/5/2015	100	110.39
S	5/5/2015	100	110.29
S	5/5/2015	7	109.88
S	5/5/2015	21	110.51
S	5/5/2015	57	110.51
S	5/5/2015	100	110.51
S	5/5/2015	100	110.51
S	5/5/2015	138	110.51
S	5/5/2015	163	110.51
S	5/5/2015	200	110.51
S	5/5/2015	285	110.51
S	5/5/2015	289	110.51
S	5/5/2015	300	110.51
S	5/5/2015	410	110.51
S	5/5/2015	492	110.51
S	5/5/2015	1	110.26
S	5/6/2015	73	110.05
S	5/6/2015	100	109.81
S	5/6/2015	100	110.01
S	5/6/2015	100	110.03
S	5/6/2015	100	109.82
S	5/6/2015	13	109.96
S	5/6/2015	39	109.93
S	5/6/2015	61	109.93
S	5/6/2015	87	109.96
S	5/6/2015	100	109.94
S	5/6/2015	14	109.92
S	5/6/2015	86	109.92
S	5/6/2015	100	109.95
S	5/6/2015	100	109.98
S	5/6/2015	100	110.01
S	5/6/2015	100	110.04
S	5/6/2015	100	110.06
S	5/6/2015	2	110.1
S	5/6/2015	2	110.1
S	5/6/2015	3	110.1
S	5/6/2015	5	110.1
S	5/6/2015	6	110.1
S	5/6/2015	10	110.1
S	5/6/2015	11	110.1
S	5/6/2015	21	110.1
S	5/6/2015	40	110.1
S	5/6/2015	60	110.1
S	5/6/2015	62	110.1
S	5/6/2015	91	110.1
S	5/6/2015	163	110.1
S	5/6/2015	191	110.1
S	5/6/2015	197	110.1
S	5/6/2015	259	110.1
S	5/6/2015	275	110.1
S	5/6/2015	342	110.1
S	5/6/2015	400	110.1
S	5/6/2015	960	110.1
S	5/6/2015	36	110.1
S	5/6/2015	37	110.1
S	5/6/2015	416	110.1
S	5/6/2015	645	110.1
S	5/7/2015	52	111.04
S	5/7/2015	138	111.04
S	5/7/2015	300	111.04
S	5/7/2015	825	111.04
S	5/7/2015	1800	111.04
S	5/7/2015	5760	111.04
S	5/7/2015	74	111.04
S	5/7/2015	185	111.04
S	5/7/2015	227	111.04
S	5/8/2015	147	112.95
S	5/8/2015	153	112.95
S	5/8/2015	2	112.88
S	5/8/2015	134	112.95
S	5/8/2015	960	112.95
S	5/8/2015	1920	112.95
S	5/8/2015	176	112.95
S	5/8/2015	222	112.95
S	5/11/2015	100	112.95
S	5/11/2015	100	112.95
S	5/11/2015	100	112.96
S	5/11/2015	100	112.98
S	5/11/2015	100	113.08
S	5/11/2015	100	113.22
S	5/11/2015	100	113.29
S	5/11/2015	100	113.51
S	5/11/2015	100	113.71
S	5/11/2015	1	112.96
S	5/11/2015	1	113.08
S	5/11/2015	1	113.08
S	5/11/2015	2	113.24
S	5/11/2015	19	113.46
S	5/11/2015	34	113.16
S	5/11/2015	40	113.52
S	5/11/2015	41	113.26
S	5/11/2015	50	113.01
S	5/11/2015	50	113.01
S	5/11/2015	50	113.07
S	5/11/2015	50	113.07
S	5/11/2015	50	113.18
S	5/11/2015	50	113.18
S	5/11/2015	50	113.3
S	5/11/2015	50	113.32
S	5/11/2015	50	113.32
S	5/11/2015	50	113.5
S	5/11/2015	50	113.5
S	5/11/2015	59	113.26
S	5/11/2015	66	113.16
S	5/11/2015	98	113.24
S	5/11/2015	99	113.08
S	5/11/2015	99	113.08
S	5/11/2015	100	112.94
S	5/11/2015	100	112.94
S	5/11/2015	100	112.96
S	5/11/2015	100	113.03
S	5/11/2015	100	113.03
S	5/11/2015	100	113.08
S	5/11/2015	100	113.1
S	5/11/2015	100	113.13
S	5/11/2015	100	113.14
S	5/11/2015	100	113.16
S	5/11/2015	100	113.17
S	5/11/2015	100	113.17
S	5/11/2015	100	113.17
S	5/11/2015	100	113.18
S	5/11/2015	100	113.19
S	5/11/2015	100	113.27
S	5/11/2015	100	113.29
S	5/11/2015	100	113.33
S	5/11/2015	100	113.35
S	5/11/2015	100	113.38
S	5/11/2015	100	113.4
S	5/11/2015	100	113.45
S	5/11/2015	100	113.46
S	5/11/2015	100	113.46
S	5/11/2015	100	113.48
S	5/11/2015	100	113.48
S	5/11/2015	100	113.48
S	5/11/2015	100	113.48
S	5/11/2015	100	113.48
S	5/11/2015	100	113.48
S	5/11/2015	100	113.48
S	5/11/2015	100	113.49
S	5/11/2015	100	113.54
S	5/11/2015	100	113.54
S	5/11/2015	100	113.65
S	5/11/2015	100	113.65
S	5/11/2015	100	113.67
S	5/11/2015	199	112.96
S	5/11/2015	1	113.16
S	5/11/2015	2	113.16
S	5/11/2015	39	113.56
S	5/11/2015	39	113.56
S	5/11/2015	97	113.16
S	5/11/2015	100	113
S	5/11/2015	100	113.05
S	5/11/2015	100	113.06
S	5/11/2015	100	113.12
S	5/11/2015	100	113.5
S	5/11/2015	100	112.94
S	5/11/2015	100	113.02
S	5/11/2015	100	113.03
S	5/11/2015	100	113.06
S	5/11/2015	100	113.07
S	5/11/2015	100	113.08
S	5/11/2015	100	113.11
S	5/11/2015	100	113.11
S	5/11/2015	100	113.14
S	5/11/2015	100	113.16
S	5/11/2015	100	113.17
S	5/11/2015	100	113.17
S	5/11/2015	100	113.17
S	5/11/2015	100	113.19
S	5/11/2015	100	113.32
S	5/11/2015	100	113.39
S	5/11/2015	100	113.45
S	5/11/2015	100	113.46
S	5/11/2015	100	113.47
S	5/11/2015	100	113.47
S	5/11/2015	100	113.49
S	5/11/2015	100	113.52
S	5/11/2015	100	113.65
S	5/11/2015	100	113.67
S	5/11/2015	3	113.12
S	5/11/2015	15	113.38
S	5/11/2015	34	113.38
S	5/11/2015	51	113.38
S	5/11/2015	100	113.05
S	5/11/2015	100	113.1
S	5/11/2015	100	113.28
S	5/11/2015	3	113.01
S	5/11/2015	35	113.18
S	5/11/2015	97	113.01
S	5/11/2015	100	112.95
S	5/11/2015	100	112.95
S	5/11/2015	100	112.98
S	5/11/2015	100	113.04
S	5/11/2015	100	113.06
S	5/11/2015	100	113.07
S	5/11/2015	100	113.07
S	5/11/2015	100	113.08
S	5/11/2015	100	113.11
S	5/11/2015	100	113.12
S	5/11/2015	100	113.14
S	5/11/2015	100	113.17
S	5/11/2015	100	113.17
S	5/11/2015	100	113.18
S	5/11/2015	100	113.19
S	5/11/2015	100	113.2
S	5/11/2015	100	113.2
S	5/11/2015	100	113.21
S	5/11/2015	100	113.21
S	5/11/2015	100	113.23
S	5/11/2015	100	113.23
S	5/11/2015	100	113.25
S	5/11/2015	100	113.25
S	5/11/2015	100	113.26
S	5/11/2015	100	113.27
S	5/11/2015	100	113.27
S	5/11/2015	100	113.29
S	5/11/2015	100	113.38
S	5/11/2015	100	113.38
S	5/11/2015	100	113.39
S	5/11/2015	100	113.42
S	5/11/2015	100	113.46
S	5/11/2015	100	113.47
S	5/11/2015	100	113.49
S	5/11/2015	100	113.5
S	5/11/2015	100	113.51
S	5/11/2015	100	113.51
S	5/11/2015	100	113.52
S	5/11/2015	100	113.52
S	5/11/2015	100	113.53
S	5/11/2015	100	113.54
S	5/11/2015	100	113.55
S	5/11/2015	100	113.62
S	5/11/2015	100	113.7
S	5/11/2015	200	113.38
S	5/11/2015	100	113.1
S	5/11/2015	100	113.19
S	5/11/2015	100	113.19
S	5/11/2015	100	113.25
S	5/11/2015	100	113.42
S	5/11/2015	100	113.51
S	5/11/2015	100	113.55
S	5/11/2015	32	113.29
S	5/11/2015	100	113.04
S	5/11/2015	100	113.07
S	5/11/2015	100	113.13
S	5/11/2015	100	113.18
S	5/11/2015	100	113.31
S	5/11/2015	100	113.34
S	5/11/2015	100	113.49
S	5/11/2015	100	113.51
S	5/11/2015	100	113.52
S	5/11/2015	100	113.52
S	5/11/2015	49	113.26
S	5/11/2015	51	113.26
S	5/11/2015	73	113.49
S	5/11/2015	100	112.94
S	5/11/2015	100	112.97
S	5/11/2015	100	112.98
S	5/11/2015	100	113.01
S	5/11/2015	100	113.01
S	5/11/2015	100	113.06
S	5/11/2015	100	113.095
S	5/11/2015	100	113.11
S	5/11/2015	100	113.15
S	5/11/2015	100	113.25
S	5/11/2015	100	113.26
S	5/11/2015	100	113.26
S	5/11/2015	100	113.26
S	5/11/2015	100	113.28
S	5/11/2015	100	113.29
S	5/11/2015	100	113.31
S	5/11/2015	100	113.33
S	5/11/2015	100	113.45
S	5/11/2015	100	113.47
S	5/11/2015	100	113.51
S	5/11/2015	100	113.57
S	5/11/2015	100	113.68
S	5/11/2015	30	112.98
S	5/11/2015	70	112.98
S	5/11/2015	100	113.16
S	5/11/2015	100	113.4
S	5/11/2015	100	113.49
S	5/11/2015	100	113.5
S	5/11/2015	100	113.54
S	5/11/2015	10	113.05
S	5/11/2015	1824	113.18
S	5/11/2015	10944	113.18
S	5/11/2015	14	113.18
S	5/11/2015	396	113.18
S	5/11/2015	455	113.18
S	5/11/2015	682	113.18
S	5/11/2015	1137	113.18
S	5/11/2015	1870	113.18
S	5/11/2015	9600	113.18
S	5/11/2015	80	113.18
S	5/11/2015	516	113.18
S	5/11/2015	65	113.18
S	5/12/2015	5	112.4
S	5/12/2015	4	112.24
S	5/12/2015	44	112.24
S	5/12/2015	49	112.24
S	5/12/2015	144	112.24
S	5/12/2015	210	112.24
S	5/12/2015	822	112.24
S	5/12/2015	1152	112.24
S	5/12/2015	9216	112.24
S	5/12/2015	129	112.24
S	5/13/2015	176	111.84
S	5/13/2015	378	111.84
S	5/14/2015	4	113.57
S	5/14/2015	19	113.57
S	5/14/2015	277	113.57
S	5/14/2015	7	113.57
S	5/14/2015	717	113.57
S	5/14/2015	6528	113.57
S	5/14/2015	39	113.57
S	5/15/2015	36	113.49
S	5/15/2015	47	113.53
S	5/15/2015	106	113.53
S	5/15/2015	118	113.53
S	5/15/2015	144	113.53
S	5/15/2015	216	113.53
S	5/15/2015	721	113.53
S	5/15/2015	1832	113.53
S	5/15/2015	190	113.18
S	5/18/2015	2	113.61
S	5/18/2015	24	114.28
S	5/18/2015	619	114.28
S	5/18/2015	766	114.28
S	5/18/2015	248	114.28
S	5/18/2015	768	114.28
S	5/18/2015	36	114.28
S	5/18/2015	74	114.28
S	5/18/2015	129	114.28
S	5/19/2015	100	113.96
S	5/19/2015	24	114.38
S	5/19/2015	76	114.38
S	5/19/2015	1	114.59
S	5/19/2015	3	114.47
S	5/19/2015	6	114.56
S	5/19/2015	15	114.52
S	5/19/2015	18	114.56
S	5/19/2015	37	114.58
S	5/19/2015	97	114.47
S	5/19/2015	100	114.53
S	5/19/2015	4	114.38
S	5/19/2015	38	114.35
S	5/19/2015	38	114.62
S	5/19/2015	52	114.27
S	5/19/2015	62	114.35
S	5/19/2015	62	114.62
S	5/19/2015	100	114.52
S	5/19/2015	100	114.54
S	5/19/2015	100	114.63
S	5/19/2015	100	114.38
S	5/19/2015	100	114.61
S	5/19/2015	100	114.17
S	5/19/2015	100	114.51
S	5/19/2015	18	114.3
S	5/19/2015	37	114.34
S	5/19/2015	39	114.34
S	5/19/2015	74	114.34
S	5/20/2015	100	114.06
S	5/20/2015	10	114.34
S	5/20/2015	112	114.34
S	5/20/2015	200	114.34
S	5/20/2015	512	114.34
S	5/20/2015	74	114.34
S	5/20/2015	484	114.34
S	5/21/2015	100	114.23
S	5/21/2015	1	114.46
S	5/21/2015	1	114.46
S	5/21/2015	9	114.46
S	5/21/2015	9	114.46
S	5/21/2015	11	114.46
S	5/21/2015	37	114.46
S	5/21/2015	74	114.46
S	5/21/2015	100	114.46
S	5/21/2015	102	114.46
S	5/21/2015	144	114.46
S	5/21/2015	153	114.46
S	5/21/2015	169	114.46
S	5/21/2015	269	114.46
S	5/21/2015	300	114.46
S	5/21/2015	501	114.46
S	5/21/2015	785	114.46
S	5/21/2015	1354	114.46
S	5/21/2015	4035	114.46
S	5/21/2015	5935	114.46
S	5/22/2015	42	114.08
S	5/22/2015	74	113.77
S	5/22/2015	80	113.77
S	5/22/2015	220	113.77
S	5/26/2015	5	112.95
S	5/26/2015	100	112.87
S	5/26/2015	100	112.99
S	5/26/2015	95	112.96
S	5/26/2015	80	113.09
S	5/26/2015	234	113.09
S	5/26/2015	626	113.09
S	5/26/2015	791	113.09
S	5/26/2015	797	113.09
S	5/26/2015	953	113.09
S	5/26/2015	3840	113.09
S	5/26/2015	270	113.295
S	5/26/2015	74	113.09
S	5/27/2015	100	113.79
S	5/27/2015	100	113.88
S	5/27/2015	100	113.91
S	5/27/2015	100	113.92
S	5/27/2015	100	113.78
S	5/27/2015	18	113.88
S	5/27/2015	30	113.77
S	5/27/2015	50	113.77
S	5/27/2015	50	113.77
S	5/27/2015	82	113.88
S	5/27/2015	100	113.81
S	5/27/2015	100	113.87
S	5/27/2015	200	113.88
S	5/27/2015	100	113.89
S	5/27/2015	2	113.81
S	5/27/2015	98	113.81
S	5/27/2015	100	113.85
S	5/27/2015	100	113.86
S	5/27/2015	100	113.86
S	5/27/2015	50	113.97
S	5/27/2015	50	113.97
S	5/27/2015	100	113.7
S	5/27/2015	100	113.88
S	5/27/2015	100	113.9
S	5/27/2015	100	114
S	5/27/2015	100	113.64
S	5/27/2015	100	113.89
S	5/27/2015	100	113.47
S	5/27/2015	100	113.82
S	5/27/2015	100	114.08
S	5/27/2015	130	114.27
S	5/27/2015	301	114.27
S	5/27/2015	1429000	95.706
S	5/27/2015	1429000	95.706
S	5/27/2015	1429000	95.706
S	5/28/2015	132	113.39
S	5/28/2015	904	113.39
S	5/28/2015	44	113.39
S	5/29/2015	25	114.09
S	5/29/2015	7	114.09
S	5/29/2015	8	114.09
S	5/29/2015	12	114.09
S	5/29/2015	13	114.09
S	5/29/2015	14	114.09
S	5/29/2015	60	114.09
S	5/29/2015	88	114.09
S	5/29/2015	100	114.09
S	5/29/2015	100	114.09
S	5/29/2015	100	114.09
S	5/29/2015	100	114.09
S	5/29/2015	107	114.09
S	5/29/2015	118	114.09
S	5/29/2015	200	114.09
S	5/29/2015	292	114.09
S	5/29/2015	300	114.09
S	5/29/2015	445	114.09
S	5/29/2015	460	114.09
S	5/29/2015	462	114.09
S	5/29/2015	500	114.09
S	5/29/2015	500	114.09
S	5/29/2015	537	114.09
S	5/29/2015	620	114.09
S	5/29/2015	911	114.09
S	5/29/2015	1116	114.09
S	5/29/2015	2400	114.09
S	5/29/2015	2696	114.09
S	5/29/2015	21	114.05
S	5/29/2015	100	114.09
S	5/29/2015	100	114.13
S	5/29/2015	100	114.48
S	5/29/2015	100	114.11
S	5/29/2015	100	114.19
S	5/29/2015	2	112.99
S	5/29/2015	3	112.99
S	5/29/2015	95	112.99
S	5/29/2015	100	114.14
S	5/29/2015	100	114.57
S	5/29/2015	789	114.09
S	5/29/2015	800	114.09
S	5/29/2015	6400	114.09
S	5/29/2015	877	114.09
S	5/29/2015	300	114.0786
S	5/29/2015	328	114.0875
S	6/1/2015	350	114.74
S	6/1/2015	15	114.77
S	6/1/2015	100	114.315
S	6/1/2015	100	114.34
S	6/1/2015	100	114.39
S	6/1/2015	100	114.475
S	6/1/2015	100	114.615
S	6/1/2015	100	114.76
S	6/1/2015	100	114.99
S	6/1/2015	100	114.99
S	6/1/2015	100	115.03
S	6/1/2015	100	115.03
S	6/1/2015	100	115.03
S	6/1/2015	26	115.02
S	6/1/2015	39	114.76
S	6/1/2015	100	114.8
S	6/1/2015	100	114.91
S	6/1/2015	100	115
S	6/1/2015	100	114.12
S	6/1/2015	100	114.76
S	6/1/2015	100	114.62
S	6/1/2015	100	114.73
S	6/1/2015	100	115.04
S	6/1/2015	100	114.69
S	6/1/2015	10	114.73
S	6/1/2015	132	114.77
S	6/2/2015	18	114.16
S	6/2/2015	37	114.16
S	6/2/2015	50	106.9786
S	6/3/2015	5	113.9
S	6/3/2015	51	113.9
S	6/3/2015	203	113.9
S	6/3/2015	254	113.9
S	6/3/2015	263	113.9
S	6/3/2015	397	113.9
S	6/3/2015	412	113.9
S	6/3/2015	1602	113.9
S	6/3/2015	39	113.9
S	6/3/2015	74	113.9
S	6/3/2015	81	113.9
S	6/3/2015	148	113.9
S	6/4/2015	1	113.07
S	6/4/2015	9	113.07
S	6/4/2015	9	113.07
S	6/4/2015	12	113.07
S	6/4/2015	13	113.07
S	6/4/2015	16	113.07
S	6/4/2015	17	113.07
S	6/4/2015	24	113.07
S	6/4/2015	36	113.07
S	6/4/2015	57	113.07
S	6/4/2015	85	113.07
S	6/4/2015	100	113.07
S	6/4/2015	116	113.07
S	6/4/2015	216	113.07
S	6/4/2015	298	113.07
S	6/4/2015	485	113.07
S	6/4/2015	664	113.07
S	6/4/2015	1192	113.07
S	6/4/2015	2149	113.07
S	6/4/2015	74	113.07
S	6/5/2015	39	113.17
S	6/5/2015	50	113.19
S	6/5/2015	50	113.19
S	6/5/2015	61	113.17
S	6/5/2015	81	113.14
S	6/5/2015	100	113.14
S	6/5/2015	100	113.32
S	6/5/2015	100	113.06
S	6/5/2015	100	112.995
S	6/5/2015	100	113.04
S	6/5/2015	196	112.99
S	6/5/2015	100	113.02
S	6/5/2015	100	113.045
S	6/5/2015	100	113.06
S	6/5/2015	577	113.25
S	6/8/2015	31	113.14
S	6/8/2015	53	113.14
S	6/8/2015	100	113.14
S	6/8/2015	161	113.14
S	6/8/2015	211	113.14
S	6/8/2015	231	113.14
S	6/8/2015	300	113.14
S	6/8/2015	309	113.14
S	6/8/2015	552	113.14
S	6/8/2015	689	113.14
S	6/8/2015	1680	113.14
S	6/8/2015	5184	113.14
S	6/8/2015	37	113.14
S	6/8/2015	88	113.14
S	6/8/2015	148	113.14
S	6/8/2015	222	113.14
S	6/9/2015	492	112.64
S	6/12/2015	100	112.16
S	6/12/2015	1	112.26
S	6/12/2015	1	112.42
S	6/12/2015	1	112.44
S	6/12/2015	1	112.47
S	6/12/2015	3	112.26
S	6/12/2015	3	112.3
S	6/12/2015	3	112.44
S	6/12/2015	4	112.27
S	6/12/2015	5	112.27
S	6/12/2015	6	112.42
S	6/12/2015	9	112.27
S	6/12/2015	10	112.17
S	6/12/2015	13	112.3
S	6/12/2015	16	112.3
S	6/12/2015	46	112.44
S	6/12/2015	50	112.44
S	6/12/2015	57	112.31
S	6/12/2015	67	112.45
S	6/12/2015	87	112.27
S	6/12/2015	93	112.42
S	6/12/2015	95	112.27
S	6/12/2015	97	112.26
S	6/12/2015	97	112.3
S	6/12/2015	99	112.26
S	6/12/2015	100	112.09
S	6/12/2015	100	112.1
S	6/12/2015	100	112.1
S	6/12/2015	100	112.1
S	6/12/2015	100	112.11
S	6/12/2015	100	112.19
S	6/12/2015	100	112.24
S	6/12/2015	100	112.24
S	6/12/2015	100	112.25
S	6/12/2015	100	112.25
S	6/12/2015	100	112.25
S	6/12/2015	100	112.26
S	6/12/2015	100	112.27
S	6/12/2015	100	112.28
S	6/12/2015	100	112.31
S	6/12/2015	100	112.32
S	6/12/2015	100	112.32
S	6/12/2015	100	112.33
S	6/12/2015	100	112.35
S	6/12/2015	100	112.37
S	6/12/2015	100	112.41
S	6/12/2015	100	112.42
S	6/12/2015	100	112.44
S	6/12/2015	100	112.46
S	6/12/2015	200	112.34
S	6/12/2015	100	112.18
S	6/12/2015	100	112.2
S	6/12/2015	100	112.26
S	6/12/2015	100	112.43
S	6/12/2015	100	112.43
S	6/12/2015	100	112.43
S	6/12/2015	100	112.43
S	6/12/2015	11	112.24
S	6/12/2015	30	112.26
S	6/12/2015	70	112.26
S	6/12/2015	89	112.24
S	6/12/2015	100	112.13
S	6/12/2015	100	112.15
S	6/12/2015	100	112.19
S	6/12/2015	100	112.22
S	6/12/2015	100	112.23
S	6/12/2015	100	112.24
S	6/12/2015	100	112.32
S	6/12/2015	100	112.32
S	6/12/2015	100	112.33
S	6/12/2015	100	112.44
S	6/12/2015	100	112.45
S	6/12/2015	55	112.34
S	6/12/2015	100	112.12
S	6/12/2015	100	112.33
S	6/12/2015	100	112.37
S	6/12/2015	11	112.37
S	6/12/2015	13	112.2
S	6/12/2015	46	112.44
S	6/12/2015	50	112.2
S	6/12/2015	50	112.2
S	6/12/2015	50	112.45
S	6/12/2015	53	112.2
S	6/12/2015	54	112.44
S	6/12/2015	89	112.37
S	6/12/2015	89	112.41
S	6/12/2015	99	112.45
S	6/12/2015	100	112.08
S	6/12/2015	100	112.08
S	6/12/2015	100	112.09
S	6/12/2015	100	112.09
S	6/12/2015	100	112.18
S	6/12/2015	100	112.19
S	6/12/2015	100	112.2
S	6/12/2015	100	112.2
S	6/12/2015	100	112.21
S	6/12/2015	100	112.23
S	6/12/2015	100	112.23
S	6/12/2015	100	112.23
S	6/12/2015	100	112.23
S	6/12/2015	100	112.23
S	6/12/2015	100	112.24
S	6/12/2015	100	112.24
S	6/12/2015	100	112.24
S	6/12/2015	100	112.25
S	6/12/2015	100	112.25
S	6/12/2015	100	112.26
S	6/12/2015	100	112.26
S	6/12/2015	100	112.26
S	6/12/2015	100	112.26
S	6/12/2015	100	112.26
S	6/12/2015	100	112.27
S	6/12/2015	100	112.27
S	6/12/2015	100	112.27
S	6/12/2015	100	112.27
S	6/12/2015	100	112.27
S	6/12/2015	100	112.27
S	6/12/2015	100	112.27
S	6/12/2015	100	112.27
S	6/12/2015	100	112.28
S	6/12/2015	100	112.29
S	6/12/2015	100	112.3
S	6/12/2015	100	112.3
S	6/12/2015	100	112.31
S	6/12/2015	100	112.32
S	6/12/2015	100	112.33
S	6/12/2015	100	112.34
S	6/12/2015	100	112.34
S	6/12/2015	100	112.35
S	6/12/2015	100	112.37
S	6/12/2015	100	112.39
S	6/12/2015	100	112.41
S	6/12/2015	100	112.45
S	6/12/2015	100	112.45
S	6/12/2015	100	112.46
S	6/12/2015	111	112.2
S	6/12/2015	200	112.25
S	6/12/2015	200	112.26
S	6/12/2015	223	112.2
S	6/12/2015	700	112.2
S	6/12/2015	100	112.125
S	6/12/2015	100	112.14
S	6/12/2015	100	112.17
S	6/12/2015	100	112.24
S	6/12/2015	100	112.25
S	6/12/2015	100	112.255
S	6/12/2015	100	112.26
S	6/12/2015	100	112.265
S	6/12/2015	100	112.2775
S	6/12/2015	100	112.305
S	6/12/2015	100	112.31
S	6/12/2015	100	112.315
S	6/12/2015	100	112.33
S	6/12/2015	100	112.335
S	6/12/2015	100	112.335
S	6/12/2015	100	112.42
S	6/12/2015	100	112.425
S	6/12/2015	100	112.43
S	6/12/2015	100	112.435
S	6/12/2015	100	112.44
S	6/12/2015	100	112.445
S	6/12/2015	56	112.25
S	6/12/2015	100	112.23
S	6/12/2015	100	112.24
S	6/12/2015	100	112.25
S	6/12/2015	100	112.26
S	6/12/2015	100	112.28
S	6/12/2015	100	112.49
S	6/12/2015	125	112.46
S	6/12/2015	11	112.42
S	6/12/2015	100	112.09
S	6/12/2015	100	112.1
S	6/12/2015	100	112.13
S	6/12/2015	100	112.25
S	6/12/2015	100	112.25
S	6/12/2015	2	112.31
S	6/12/2015	10	112.09
S	6/12/2015	23	112.1
S	6/12/2015	31	112.09
S	6/12/2015	51	112.09
S	6/12/2015	59	112.09
S	6/12/2015	77	112.1
S	6/12/2015	98	112.31
S	6/12/2015	100	112.07
S	6/12/2015	100	112.08
S	6/12/2015	100	112.08
S	6/12/2015	100	112.09
S	6/12/2015	100	112.09
S	6/12/2015	100	112.09
S	6/12/2015	100	112.12
S	6/12/2015	100	112.12
S	6/12/2015	100	112.12
S	6/12/2015	100	112.13
S	6/12/2015	100	112.22
S	6/12/2015	100	112.23
S	6/12/2015	100	112.24
S	6/12/2015	100	112.24
S	6/12/2015	100	112.25
S	6/12/2015	100	112.25
S	6/12/2015	100	112.26
S	6/12/2015	100	112.27
S	6/12/2015	100	112.28
S	6/12/2015	100	112.3
S	6/12/2015	100	112.33
S	6/12/2015	100	112.37
S	6/12/2015	100	112.46
S	6/12/2015	200	112.23
S	6/12/2015	200	112.24
S	6/12/2015	200	112.38
S	6/12/2015	19400	112.266991

53

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